Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2018 and for the nine-month and three-month periods ended as of that date, presented comparatively.

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 85, beginning on July 1, 2017

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 501,642,804 common shares

Common stock subscribed, issued and paid up (millions of Ps.): 502

Parent Companies: Inversiones Financieras del Sur S.A. and Agroinvestment S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Republic of Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct ownership interest: 174,173,103 shares

Voting stock (direct and indirect equity interest): 35.17% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (**)	502

(*) For computation purposes, Treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CLN Token	Colu Token
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2017
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standard
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
Ombú	Ombú Agropecuaria S.A.
NCN	Non-convertible notes
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2018 and June 30, 2017
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Note	03.31.18	06.30.17
ASSETS
Non-current assets
Investment properties	8	121,960	100,189
Property, plant and equipment	9	37,189	31,150
Trading properties	10	4,068	4,534
Intangible assets	11	13,877	12,443
Biological assets	12	832	671
Investment in associates and joint ventures	7	8,658	8,227
Deferred income tax assets	21	1,742	1,631
Income tax credit		322	229
Restricted assets	14	1,438	528
Trade and other receivables	15	6,276	5,456
Financial assets held for sale	14	7,509	6,225
Investment in financial assets	14	1,389	1,772
Derivative financial instruments	14	4	31
Other assets		129	-
Total non-current assets		205,393	173,086
Current assets
Trading properties	10	3,189	1,249
Biological assets	12	1,527	559
Inventories	13	5,032	5,036
Restricted assets	14	1,079	541
Income tax credit		336	340
Financial assets held for sale	14	2,822	2,337
Groups of assets held for sale	31	3,220	2,681
Trade and other receivables	15	19,081	18,336
Investment in financial assets	14	18,955	11,853
Derivative financial instruments	14	44	65
Cash and cash equivalents	14	34,580	25,363
Total current assets		89,865	68,360
TOTAL ASSETS		295,258	241,446
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		19,271	16,405
Non-controlling interest		42,580	32,768
TOTAL SHAREHOLDERS' EQUITY		61,851	49,173
LIABILITIES
Non-current liabilities
Trade and other payables	18	2,561	3,988
Borrowings	20	145,373	112,025
Deferred income tax liabilities	21	24,057	23,125
Derivative financial instruments	14	16	86
Payroll and social security liabilities		101	140
Provisions	19	876	955
Employee benefits		930	763
Total non-current liabilities		173,914	141,082
Current liabilities
Trade and other payables	18	27,437	21,970
Income tax and minimum presumed income tax liabilities		416	817
Payroll and social security liabilities		2,881	2,254
Borrowings	20	25,335	23,287
Derivative financial instruments	14	292	114
Provisions	19	950	894
Group of liabilities held for sale	31	2,182	1,855
Total Current liabilities		59,493	51,191
TOTAL LIABILITIES		233,407	192,273
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		295,258	241,446

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo Héctor Fuxman Síndico Titular Por Comisión Fiscalizadora	Fernando A. Elsztain Regular Director acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the nine-month and three-month periods ended March 31, 2018 and 2017
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.18	03.31.17 (recast)	03.31.18	03.31.17 (recast)
Revenues	22	69,630	57,723	23,704	19,027
Costs	23	(48,164)	(40,695)	(16,443)	(13,420)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		683	177	459	108
Changes in the net realizable value of agricultural products after harvest		155	(87)	66	(10)
Gross profit		22,304	17,118	7,786	5,705
Net gain from fair value adjustment of investment properties		12,950	3,616	1,283	(428)
Gain from disposal of farmlands		-	93	-	21
General and administrative expenses	24	(3,812)	(3,093)	(1,385)	(1,096)
Selling expenses	24	(12,597)	(10,314)	(4,554)	(3,495)
Other operating results, net	25	997	(106)	373	7
Management fees		(522)	(249)	(6)	(3)
Profit from operations		19,320	7,065	3,497	711
Share of profit of associates and joint ventures	7	679	131	299	78
Profit from operations before financing and taxation		19,999	7,196	3,796	789
Finance income	26	1,115	746	366	156
Finance cost (i)	26	(12,756)	(5,925)	(3,838)	(771)
Other financial results	26	1,955	2,589	724	966
Financial results, net	26	(9,686)	(2,590)	(2,748)	351
Profit before income tax		10,313	4,606	1,048	1,140
Income tax	21	104	(1,146)	(353)	(131)
Profit for the period from continuing operations		10,417	3,460	695	1,009
Profit / (Loss) from discontinued operations after income tax	32	187	3,056	(20)	(1,217)
Profit / (Loss) for the period		10,604	6,516	675	(208)

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		2,434	2,375	1,350	1,212
Share of other comprehensive income loss of associates and joint ventures		897	584	683	73
Change in the fair value of hedging instruments net of income taxes		(3)	2	30	12
Others reserves		-	1	-	1
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans		(125)	(23)	(78)	(4)
Other comprehensive income for the period from continuing operations		3,203	2,939	1,985	1,294
Other comprehensive income for the period from discontinued operations		67	409	75	409
Total other comprehensive income for the period		3,270	3,348	2,060	1,703
Total comprehensive income for the period		13,874	9,864	2,735	1,495
Total comprehensive income from continuing operations		13,620	6,399	2,680	2,303
Total comprehensive income / (loss) from discontinued operations		254	3,465	55	(808)
Total comprehensive income for the period		13,874	9,864	2,735	1,495
Profit for the period attributable to:
Equity holders of the parent		4,796	2,242	183	45
Non-controlling interest		5,808	4,274	492	(253)
Profit from continuing operations attributable to:
Equity holders of the parent		4,720	966	196	248
Non-controlling interest		5,697	2,494	499	761
Total comprehensive income for the period attributable to:
Equity holders of the parent		5,094	3,203	121	506
Non-controlling interest		8,780	6,661	2,614	989
Profit for the period per share attributable to equity holders of the parent:
Basic		9.610	4.508	0.372	0.082
Diluted		9.487	4.486	0.292	0.081
Profit per share from continuing operations attributable to equity holders of the parent:
Basic		9.458	1.942	0.397	0.496
Diluted		9.411	1.933	0.319	0.494

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.2.a.
(i)
As of March 31, 2018, it includes Ps. (2,228) which corresponds to the DIC’s debt exchange (see Note 20).
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo Héctor Fuxman Síndico Titular Por Comisión Fiscalizadora	Fernando A. Elsztain Regular Director acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2018
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2017	499	3	65	659	20	83	1,516	2,496	11,064	16,405	32,768	49,173
Profit for the period	-	-	-	-	-	-	-	-	4,796	4,796	5,808	10,604
Other comprehensive income for the period	-	-	-	-	-	-	-	298	-	298	2,972	3,270
Total comprehensive income for the period	-	-	-	-	-	-	-	298	4,796	5,094	8,780	13,874
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017	-	-	-	-	-	-	-	-	-	-	-	-
- Legal reserve	-	-	-	-	-	30	-	-	(30)	-	-	-
- Cash dividends distribution	-	-	-	-	-	-	-	-	(395)	(395)	-	(395)
- Reserve for new developments	-	-	-	-	-	-	-	1,371	(1,371)	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	5	-	5	46	51
Equity incentive plan granted	-	-	-	-	1	-	-	(1)	-	-	-	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(1,656)	-	(1,656)	13	(1,643)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	(1)	-	(1)	-	(1)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	(943)	(943)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(1,952)	(1,952)
Acquisition of treasury stock	(4)	4	-	-	-	-	-	(181)	-	(181)	-	(181)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	16	16
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	-	3,850	3,850
Issuance of capital	-	-	-	-	-	-	-	-	-	-	2	2
Balance as of March 31, 2018	495	7	65	659	21	113	1,516	2,331	14,064	19,271	42,580	61,851

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of treasury shares as of March 31, 2018 and June 30, 2017, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission. Note 19 to the Consolidated Financial Statements as of June 30, 2017.
(iii)
Group’s Other reserves at March 31, 2018 are comprised as follows:

()

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Reserve for new developments	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Other Reserves Subsidiaries	Total Other reserves
Balance as of June 30, 2017	(24)	243	2,123	103	-	(23)	49	25	-	2,496
Other comprehensive income / (loss) for the period	-	-	332	-	-	(38)	4	-	-	298
Total comprehensive income / (loss) for the period	-	-	332	-	-	(38)	4	-	-	298
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Reserve for new developments	-	-	-	-	1,371	-	-	-	-	1,371
Reserve for share-based payments	-	-	-	5	-	-	-	-	-	5
Equity incentive plan granted	2	-	-	(3)	-	-	-	-	-	(1)
Changes in interest in subsidiaries	-	(1,656)	-	-	-	-	-	-	-	(1,656)
Acquisition of treasury stock	(181)	-	-	-	-	-	-	-	-	(181)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	(1)	(1)
Balance as of March 31, 2018	(203)	(1,413)	2,455	105	1,371	(61)	53	25	(1)	2,331

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo Héctor Fuxman Síndico Titular Por Comisión Fiscalizadora	Fernando A. Elsztain Regular Director acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2017
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2016 (recast)	495	7	65	659	16	83	1,516	1,299	9,521	13,661	23,539	37,200
Profit for the period	-	-	-	-	-	-	-	-	2,242	2,242	4,274	6,516
Other comprehensive income for the period	-	-	-	-	-	-	-	961	-	961	2,387	3,348
Total comprehensive income for the period	-	-	-	-	-	-	-	961	2,242	3,203	6,661	9,864
As resolved by Ordinary Shareholders' Meeting held on October 30 and November 26, 2016:
- Share Distribution	4	(4)	-	-	3	-	-	-	(4)	(1)	-	(1)
- Release of reserve for future dividends	-	-	-	-	-	-	-	(31)	31	-	-	-
Reserve shared-based compensation	-	-	-	-	-	-	-	10	-	10	73	83
Equity incentive plan granted	-	-	-	-	1	-	-	(5)	4	-	-	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(143)	-	(143)	1,530	1,387
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	45	45
Capital reduction	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	-	-	(13)	(13)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(2,077)	(2,077)
Contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	2	2
Balance as of March 31, 2017 (recast)	499	3	65	659	20	83	1,516	2,091	11,794	16,730	29,754	46,484
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.2.

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of treasury shares as of March 31, 2017 and June 30, 2016, respectively.
(ii)
          Corresponding to General Resolution 609/12 of the National Securities Commission. Note 19 to the Consolidated Financial Statements as of June 30, 2017.
(iii)
Group’s Other reserves at March 31, 2017 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Reserve for future dividends	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2016 (recast)	(32)	118	1,040	95	31	(6)	21	32	1,299
Other comprehensive income for the period	-	-	931	-	-	30	-	-	961
Total comprehensive income for the period	-	-	931	-	-	30	-	-	961
As resolved by Ordinary Shareholders' Meeting held on October 30 and November 26, 2016:
- Share Distribution	7	-	-	-	-	-	-	(7)	-
- Release of reserve for future dividends	-	-	-	-	(31)	-	-	-	(31)
Reserve for share-based payments	-	-	-	10	-	-	-	-	10
Equity incentive plan granted	-	-	-	(5)	-	-	-	-	(5)
Changes in interest in subsidiaries	-	(143)	-	-	-	-	-	-	(143)
Balance as of March 31, 2017 (recast)	(25)	(25)	1,971	100	-	24	21	25	2,091

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo Héctor Fuxman Síndico Titular Por Comisión Fiscalizadora	Fernando A. Elsztain Regular Director acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.18	03.31.17(recast)
Operating activities:
Cash generated from continuing operating activities before income tax	16	9,566	6,601
Income tax paid		(849)	(784)
Net cash generated from continuing operating activities		8,717	5,817
Net cash generated from discontinued operating activities		256	234
Net cash generated from operating activities		8,973	6,051
Investing activities:
Increase of equity interest in associates and joint ventures		(3)	-
Capital contributions to associates and joint ventures		-	(455)
Payment for subsidiary acquisiition, net of cash acquired		(651)	(46)
Proceeds from sale of equity interest in associates and joint ventures		305	-
Acquisition, improvements and advance payments for contructions of investment properties		(2,326)	(1,918)
Proceeds from sales of investment properties		566	238
Acquisitions and improvements of property, plant and equipment		(2,961)	(2,694)
Advance payments		(4)	(1)
Advanced proceeds from sales of farmlands		76	-
Proceeds from sales of property, plant and equipment		39	5
Proceeds from sales of farmlands		7	75
Proceeds from liquidation of associate		8	-
Acquisition of intangible assets		(725)	(333)
Acquisition of investments in financial assets		(18,528)	(3,070)
Proceeds from disposal of investments in financial assets		15,823	4,823
Interest received from financial assets		-	83
Increase in restricted assets, net		(744)	-
Loans granted to related parties		(345)	-
Loans		(102)	-
Loans repayment received		620	-
Loans repayment received from related parties		-	(92)
Dividends received from associates and joint ventures		111	-
Payment for other assets acquisition		(120)	-
Dividends received		57	219
Net cash used in continuing investing activities		(8,897)	(3,166)
Net cash (used in) / generated from discontinued investing activities		(101)	3,960
Net cash (used in) / generated from investing activities		(8,998)	794
Financing activities:
Repurchase of non-convertible notes		(363)	(364)
Repurchase of treasury shares		(181)	-
Proceeds from borrowings		25,667	19,288
Repayment of borrowings		(13,993)	(13,249)
Proceeds / (payment) of short term borrowings, net		257	(875)
Payment of seller financing		(80)	-
Contributions from non-controlling interest		384	156
Acquisition of non-controlling interest in subsidiaries		(615)	(1,041)
Capital distribution of minority interest in subsidiaries		(58)	(72)
Dividends paid		(545)	(822)
Payment of derivative financial instruments		(395)	-
Proceeds from derivative financial instruments		(48)	14
Dividends paid to non-controlling interest in subsidiaries		(403)	-
Proceeds from sales of non-controlling interest in subsidiaries		3,352	2,663
Interest paid		(5,874)	(3,999)
Net cash generated from continuing financing activities		7,105	1,699
Net cash used in discontinued financing activities		(86)	(759)
Net cash generated from financing activities		7,019	940
Net increase in cash and cash equivalents from continuing activities		6,925	4,350
Net increase in cash and cash equivalents from discontinued activities		69	3,435
Net increase in cash and cash equivalents		6,994	7,785
Cash and cash equivalents at beginning of the period	14	25,363	14,096
Cash and cash equivalents reclassified to held for sale		(269)	(161)
Foreign exchange gain on cash and changes in fair value of cash equivalents		2,492	947
Cash and cash equivalents at the end of the period		34,580	22,667

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

 The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.2.a.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo Héctor Fuxman Síndico Titular Por Comisión Fiscalizadora	Fernando A. Elsztain Regular Director acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and the same controlling group and ultimate beneficiary.

These Financial Statements have been approved for issue by the Board of Directors on May 11, 2018.

As of March 31, 2018, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

(*)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(**)
See Note 4 for more information about the changes within the Operation Center in Israel.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Unaudited Financial Statements

The current Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2017, prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of CNV. Such information is included in notes to the Financial Statements according to IFRS.

These Financial Statements corresponding to the nine-month periods ended as of March 31, 2018 and 2017 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. Results for the nine-month periods ended as of March 31, 2018 and 2017 do not necessarily reflect the proportion of the Group’s full year results.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the Financial Statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

For the Group's business in Argentina, considering the released inflation data, the declining inflation trend and in view that all other indicators do not lead to a final conclusion, the Management understands that there is no enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the reported periods. However, over the last years, certain macroeconomic variables, such as payroll costs and goods prices, have experienced significant annual changes, which should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these Financial Statements.

The consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are in Argentine Pesos, references to ‘US$’ or ‘US Dollar’ are in millions of United States dollars, references to ‘Rs.’ are in millions of Brazilian Reais and references to "NIS" are in millions of New Israeli Shekel.

2.2
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2017.

In addition to the policies described in the Annual Financial Statements, during the current period the Group acquired CLN tokens, which are valued at the lower value between the cost of acquisition and the net realizable value, and were classified as other non-current assets.

2.2.a)
Changes to Financial Statements previously issued due to change in accounting policies

As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. Therefore, the previously issued Interim Financial Statements were retroactively changed as required by IAS 8.

The tables below include the reconciliation between the Statements of Income and of the Statements of Comprehensive Income for the nine and three-month periods ended March 31, 2017 as they were originally issued, and the statements included in these Financial Statements for comparative purposes. There is no impact on the relevant total amounts in the Consolidated Statement of Cash Flows.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income and Other Comprehensive Income for the nine-month period ending as of March 31, 2017:

	Nine months
	03.31.17 (as originally issued)	03.31.17 (adjustment)		03.31.17 (other reclassifications) i)	03.31.17 (recast)
Sales, rental and services income	57,723	-		-	57,723
Costs	(42,485)	2,122	a) and h)	(332)	(40,695)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,468	(1,291)	h)	-	177
Changes in the net realizable value of agricultural products after harvest	(87)	-		-	(87)
Gross profit / (loss)	16,619	831		(332)	17,118
Gain / (loss) from disposal of investment properties	209	(181)	b)	(28)	-
Net gain from fair value adjustment of investment properties	-	3,677	c)	(61)	3,616
Gain from disposal of farmlands	93	-		-	93
General and administrative expenses	(3,123)	-		30	(3,093)
Selling expenses	(10,612)	-		298	(10,314)
Other operating results, net	(119)	(19)		32	(106)
Management fees	(115)	(134)	f)	-	(249)
Profit / (loss) from operations	2,952	4,174		(61)	7,065
Share of (loss) / profit of associates and joint ventures	(163)	229	d)	65	131
Profit before financing and taxation	2,789	4,403		4	7,196
Finance income	807	-		(61)	746
Finance cost	(5,921)	-		(4)	(5,925)
Other financial results	2,528	-		61	2,589
Financial results, net	(2,586)	-		(4)	(2,590)
Profit before income tax	203	4,403		-	4,606
Income tax	256	(1,402)	e)	-	(1,146)
Profit from continuing operations	459	3,001		-	3,460
Profit from discontinued operations	3,056	-		-	3,056
Profit for the period	3,515	3,001		-	6,516

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	2,100	275	g)	-	2,375
Share of other comprehensive income loss of associates and joint ventures	527	57	d)	-	584
Change in the fair value of hedging instruments net of income taxes	2	-		-	2
Other reserves	1	-		-	1
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined contribution plans	(23)	-		-	(23)
Other comprehensive income for the period from continuing operations	2,607	332		-	2,939
Other comprehensive income for the period from discontinued operations	409	-		-	409
Total comprehensive income for the period	6,531	3,333		-	9,864

Profit for the period attributable to:
Equity holders of the parent:	1,034	1,208		-	2,242
Non-controlling interest:	2,481	1,793		-	4,274
Total comprehensive income for the period attributable to:
Equity holders of the parent:	1,902	1,301		-	3,203
Non-controlling interest:	4,629	2,032		-	6,661

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income and Other Comprehensive Income for the three-month period ending as of March 31, 2017:

	Three months
	03.31.17 (as originally issued)	03.31.17 (adjustment)		03.31.17 (other reclassifications) i)	03.31.17 (recast)
Sales, rental and services income	19,027	-		-	19,027
Costs	(14,038)	739	a) and h)	(121)	(13,420)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	547	(439)	h)	-	108
Changes in the net realizable value of agricultural products after harvest	(10)	-		-	(10)
Gross profit / (loss)	5,526	300		(121)	5,705
Gain from disposal of investment properties	106	(78)	b)	(28)	-
Net loss from fair value adjustment of investment properties	-	(367)	c)	(61)	(428)
Gain from disposal of farmlands	21	-		-	21
General and administrative expenses	(1,104)	-		8	(1,096)
Selling expenses	(3,608)	-		113	(3,495)
Other operating results, net	(161)	140		28	7
Management fees	(11)	8	f)	-	(3)
Profit / (loss) from operations	769	3		(61)	711
Share of (loss) / profit of associates and joint ventures	(214)	296	d)	(4)	78
Profit / (loss) before financing and taxation	555	299		(65)	789
Finance income	(5)	234		(73)	156
Finance cost	(1,080)	232		77	(771)
Other financial results	905	-		61	966
Financial results, net	(180)	466		65	351
Profit before income tax	375	765		-	1,140
Income tax	(239)	108	e)	-	(131)
Profit from continuing operations	136	873		-	1,009
Loss from discontinued operations	(441)	(776)		-	(1,217)
(Loss) / Profit for the period	(305)	97		-	(208)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,116	96	g)	-	1,212
Share of other comprehensive income loss of associates and joint ventures	72	1	d)	-	73
Change in the fair value of hedging instruments net of income taxes	12	-		-	12
Other reserves	1	-		-	1
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined contribution plans	(4)	-		-	(4)
Other comprehensive income for the period from continuing operations	1,197	97		-	1,294
Other comprehensive income for the period from discontinuous operations	409	-		-	409
Total comprehensive income for the period	1,301	194		-	1,495

Profit for the period attributable to:
Equity holders of the parent:	115	(70)		-	45
Non-controlling interest:	(420)	167		-	(253)
Total comprehensive income for the period attributable to:
Equity holders of the parent:	555	(49)		-	506
Non-controlling interest:	746	243		-	989

a)
It corresponds to the elimination of depreciation expense for investment properties, and the adjustment, if applicable, to the depreciation of property, plant and equipment to adjust the value of transfers from investment property to that item.
b)
It corresponds to the elimination of the gain/loss on the sale of investment properties, for such property is accounted for at its fair value on the date of sale, which generally coincides with the transaction price (see point d).
c)
It represents the net change in the fair value of investment properties.
d)
It relates to change in the value, as per the equity method, in associates and joint ventures after applying the change to equity in the accounting policy implemented by the Group.
e)
It reflects the tax effect on the items indicated above, as applicable.
f)
It pertains to re-measurement of management fees, as indicated in Note 32 to the Annual Financial Statements.
g)
It pertains to exchange differences related to the change in the accounting policy implemented by the Group in subsidiaries, associates and joint ventures with functional currency other than the peso.
h)
It corresponds to changes in presentation of cost of production. See Note 2.2.b).
i)
See Note 2.26 and 32 to the Annual Financial Statements.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.b)
Changes in the presentation of Financial Statements previously issued due to change in accounting policies

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group chose not to continue to charge these costs to income as they are incurred; instead, it capitalized them as part of the cost of biological assets. The Group believes this change will help to better understand the performance of the agribusiness activity and therefore provides more relevant information to Management, users of the Financial Statements and others.

The Group has therefore retroactively changed the previously issued Consolidated Financial Statements as required by IAS 8. There is no impact on the total and subtotal amounts of the Financial Statements.

2.3
Use of estimates

The preparation of Financial Statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Financial Statements.

In the preparation of these Unaudited Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Financial Statements for the year ended as of June 30, 2017, as described in Note 5 to those Financial Statements.

2.4
Comparability of information

Amounts as of June 30, 2017 and March 31, 2017 which are disclosed for comparative purposes have been taken from Financial Statements then ended, except for changes described in Notes 2.2.a) and 2.2.b).

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Operations Center in Israel

The operations of the Supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and Rosh Hashaná (Jewish New Year), sometime between September and October each year.

The results of operations of Telecommunications and Tourism are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Below are detailed the significant acquisitions and disposals for the nine-month period ended March 31, 2018. The significant acquisitions and disposals for the fiscal year ended June 30, 2017, are detailed in Note 3 to the Annual Financial Statements.

Agricultural business

Sale of farmlands

On July 20, 2017, the Company executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. The total amount of the transaction was fixed at US$ 19 (US$/ha. 2,031), US$ 4 (equivalent to Ps. 69) of which have already been paid. As for the remaining balance of US$ 15, US$ 3 will be collected upon execution of conveyance deed and deliver of possession in June 2018, with the remaining balance being secured with a mortgage on real property, payable in 4 equal installments, with maturity in April 2022; the balances will accrue interest at a rate of 4%.

Sale of shares of FyO

On November 9, 2017 Cresud sold to a non-related party 154,929 shares of its subsidiary FyO, representing 9.493% of FyO’s capital stock for an amount f US$ 3.04, which were collected in full. As a result, Cresud reduced its equity interest in FyO from 59.6% to 50.1%.

This transaction was accounted in equity, resulting in an increase in non-controlling interest of Ps. 10.2 and an increase in the equity holders of the parent of Ps. 43.

Spin-off of Cresca S.A.

In February 2018, the spin-off of Cresca, a Paraguayan company, was consummated. As a result, the Group, through Brasilagro, went from having an investment in a joint venture to controlling a set of net assets that meets the definition of business in accordance with paragraph 42 of IFRS 3.

In this way, Brasilagro holds 100% of the capital and votes of Palmeiras and Moroti, both Paraguayan companies, which continued the exploitation previously carried out by Cresca. Likewise, Cresca will continue to exist with the remaining assets consisting of cash and a receivable to cover the expenses related to the spin-off. Brasilagro continues to hold a 50% interest in the aforementioned residual entity.

The consideration for the acquisition of the business is the investment previously held in Cresca.

The Group has recognized gains of Ps. 510 as result of this transaction, that has been recognized in the line “Other operating results, net" (Note 25).

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table summarizes the consideration, the fair values of the assets acquired and the liabilities assumed at acquisition date:

February 2018
Assets	941
Cash and cash equivalents	1
Trade and other receivables	27
Income tax credit	12
Property, plant and equipment	901
Liabilities	172
Trade and other payables	11
Debts with related parties	121
Taxes payable	40
Equity
Currency translation adjustment	9
Total consideration	778

Urban properties and investments business

Operations Center in Argentina

Sale of ADS of IRSA CP

During October 2017, IRSA completed the sale in the secondary market of 10,240,000 ordinary shares of IRSA CP, par value Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.1% of IRSA CP capital for a total amount of Ps. 2,440 (US$ 138). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.5%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 172, net of taxes.

During February 2018, IRSA and a subsidiary have sold 180,075 ordinary shares of IRSA CP, par value Ps. 1 per share, which represents nearly 0.14% of IRSA CP capital for a total amount of Ps. 49. After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.34%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 0.44, net of taxes.

Operations Center in Israel

Purchase of DIC shares by Dolphin

As mentioned in Note 7 to the Consolidated Financial Statements as of June 30, 2017, in connection with the Promotion of Competition and Reduction of Concentration Law in Israel, after June 30, 2017, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all DIC shares held by IDBD. For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. The Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Law N° 26,831.

In November 2017, Dolphin IL Investments Ltd. (Dolphin IL), a subsidiary of Dolphin Netherlands B.V., has subscribed the final documents for the acquisition of the total shares owned by IDBD in DIC.

The transaction has been made for an amount of NIS 1,843 (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 in cash (equivalent to Ps. 348 as of the date of the transaction) and NIS 1,773 million (equivalent to Ps. 8,814 as of the date of the transaction) were financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each annual tranche. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the Groups consolidation structure and has been accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 72.

It should be noted that the financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and subsidiaries at the Operations Center in Argentina. In addition, the commitments and other covenants resulting from IDBD’s financial debt do not have impact on IRSA since such indebtedness has no recourse against IRSA and it is not granted by IRSA’s assets.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Purchase of IDBD shares by IFISA

In December, 2017, Dolphin Netherlands BV (Dolphin), has executed a stock purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. In this way, as of the end of December 31, 2017, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 (equivalent to NIS 1.894 per share and approximately to Ps. 1,968 as of the date of the transaction). As consideration of the transaction all receivables from IFISA to Dolphin have been canceled plus a payment of USD 33.7 (equivalents to Ps. 588 as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 1,853.

Tender offer for Clal

In July 2017, IDBD received a non-binding offer from an international group for the potential acquisition of its entire interest in Clal. The consideration will be based on the equity value of Clal, in accordance with Clal Financial Statement at the time of completing the transaction and is subject to the performance of a due diligence and the execution of an agreement, as well as obtaining the approvals required by law. IDBD is analyzing the offer. On June 30, 2017, this value amounted to NIS 4,880 (equivalent to approximately Ps. 23,278 as of the date of these Financial Statements), at the proportionate equity interest as of the date of the transaction. In November 2017 the period for the parties to execute an agreement for the sale of the shares, has expired. However, the parties continue negotiating according to the principles of the initial proposal. There is no certainty that the offer will go forward under the terms proposed, or that the transaction will be completed.

Sale of Shufersal shares

On December 24, 2017, DIC sold shares of Shufersal, in a manner whereby its equity interest decreased from 53.30% to 50.12%. The consideration with respect to the sale of the aforementioned shares amounted to approximately NIS 169.5 (equivalent to Ps. 847 as of the date of the transaction). This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 244.

Acquisition of New Pharm

As mentioned in Note 3.G to the Consolidated Financial Statements as of June 30, 2017, Shufersal entered into an agreement for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital. On December 20, 2017, the transaction was completed and Shufersal is the sole shareholder of New Pharm, after the sale of one of its stores and the approval by the antitrust committee. The total consideration was NIS 126 (equivalent to Ps. 630 as of the date of the transaction).

The Group is working on the allocation of the purchase price of the net assets acquired. The information below is preliminar and is subject to change. The following table summarizes the consideration, the fair value of the assets acquired and the liabilities assumed:

December 2017
Identified assets and assumed liabilities:

Property, plant and equipment	200
Inventories	380
Trade and other receivables	335
Cash and cash equivalents	25
Provisions	(15)
Borrowings	(260)
Employee benefits	(25)
Trade and other payables	(930)
Total identified net assets	(290)
Goodwill (pending allocation)	920
Total consideration	630

Revenues of New Pharm as of March 31, 2018 are not significant. If New Pharm had been consolidated since the beginning of the year, the Group's consolidated statement of income for the nine-month period ended March 31, 2018 would show a pro forma income of PS. 68,256 and a pro-forma net result of Ps. 11,501.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Ispro

In August 2017, PBC’s Board of Directors, decided to start a process to examine the potential sale of its interest in Ispro. In this respect, it has received several offers. As of the date of these Financial Statements, the transaction does not comply with the requirements to be classified as assets held for sale.

Israir

On January 10, 2018, the Anti-Trust Authority communicated IDBD its objection to the transaction between Sun D’or and Israir, described in Note 3.f to the Annual Consolidated Financial Statements. The Group is evaluating the reasons for the objection and has appealed the ruling. The Group evaluated the situation and the criteria established by IFRS 5 and kept the classification of the investment as discontinued operations.

 Transfer of Cellcom’s shares

On January 22, 2018 DIC transferred 5% of Cellcom’s shares (the “Transferred Shares”), by way of a loan transaction in equal parts to two private companies incorporated in Israel, which are related parties to the Group. The agreement will be in effect from the date of its closing until December 31, 2018 and will be extended automatically for a year, until it is terminated in accordance with its terms. DIC will be entitled to terminate the agreement at any time, in its discretion, and to receive back all or some of the Transferred Shares. The Israeli entities will not be entitled to transfer the Transferred Shares to any entity whatsoever without DIC’s consent. The Israeli entities will together be entitled to appoint 10% of Cellcom directors (i.e., as of the present date - one director). Additionally, the Israeli entities and the designated director will undertake to vote, together with DIC, on all resolutions which will be presented to Cellcom’s general meeting. Furthermore, the economic benefits of the Transferred Shares will be kept by DIC. The Transferred Shares are pledged in favor of DIC.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with Note 4 to the Annual Financial Statements as of June 30, 2017. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

Since June 30, 2017, as of the date of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets and liabilities (either measured at fair value or amortized cost). Neither have been transfers between the several tiers used in estimating the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel.

At the beginning of the fiscal year initiated as of July 1, 2017 the CODM reviewed certain corporate expenses associated with all the segments of the Operations Center in Argentina and Israel in an aggregate manner. During this period, the corporate expenses analysis were done separately, and it has been included as a new Corporate segment. Likewise, Management fee is excluded from profit from operations since it does not provide useful information of the business performance. The segment information for the period ended March 31, 2017 has been modified for comparability purposes.

Below is a summary of the business unit and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended March 31, 2018 and 2017:

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	03.31.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (*)	Adjustments (**)	Elimination of inter-segment transactions and non-reportable assets / liabilities (***)	Total Statement of Income / Financial Position
Revenues	4,087	3,902	60,558	64,460	68,547	(38)	1,281	(160)	69,630
Costs	(3,443)	(812)	(42,667)	(43,479)	(46,922)	17	(1,304)	45	(48,164)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	580	-	-	-	580	2	-	101	683
Changes in the net realizable value of agricultural products after harvest	155	-	-	-	155	-	-	-	155
Gross profit / (loss)	1,379	3,090	17,891	20,981	22,360	(19)	(23)	(14)	22,304
Net gain from fair value adjustment of investment properties	173	11,608	1,375	12,983	13,156	(206)	-	-	12,950
General and administrative expenses	(355)	(656)	(2,825)	(3,481)	(3,836)	15	-	9	(3,812)
Selling expenses	(476)	(306)	(11,826)	(12,132)	(12,608)	6	-	5	(12,597)
Other operating results, net	450	(80)	610	530	980	17	-	-	997
Management fees	-	-	-	-	-	-	(522)	-	(522)
Profit / (loss) from operations	1,171	13,656	5,225	18,881	20,052	(187)	(545)	-	19,320
Share of profit / (loss) of associates and joint ventures	13	569	(214)	355	368	311	-	-	679
Segment profit / (loss)	1,184	14,225	5,011	19,236	20,420	124	(545)	-	19,999

Reportable assets	10,063	58,417	210,539	268,956	279,019	(295)	-	16,458	295,182
Reportable liabilities	-	-	(186,184)	(186,184)	(186,184)	-	-	(47,224)	(233,408)
Net reportable assets	10,063	58,417	24,355	82,772	92,835	(295)	-	(30,766)	61,774

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	03.31.17 (recast)
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (*)	Adjustments (**)	Elimination of inter-segment transactions and non-reportable assets / liabilities (***)	Total Statement of Income / Financial Position
Revenues	2,666	3,111	51,030	54,141	56,807	(54)	1,090	(120)	57,723
Costs	(2,329)	(575)	(36,750)	(37,325)	(39,654)	39	(1,148)	68	(40,695)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	125	-	-	-	125	7	-	45	177
Changes in the net realizable value of agricultural products after harvest	(87)	-	-	-	(87)	-	-	-	(87)
Gross profit / (loss)	375	2,536	14,280	16,816	17,191	(8)	(58)	(7)	17,118
Net gain from fair value adjustment of investment properties	329	2,449	1,021	3,470	3,799	(183)	-	-	3,616
Gain from disposal of farmlands	93	-	-	-	93	-	-	-	93
General and administrative expenses	(288)	(475)	(2,342)	(2,817)	(3,105)	6	-	6	(3,093)
Selling expenses	(364)	(259)	(9,695)	(9,954)	(10,318)	3	-	1	(10,314)
Other operating results, net	100	(31)	(168)	(199)	(99)	(7)	-	-	(106)
Management fees	-	-	-	-	-	-	(249)	-	(249)
Profit / (loss) from operations	245	4,220	3,096	7,316	7,561	(189)	(307)	-	7,065
Share of (loss) / profit of associates and joint ventures	(2)	74	(59)	15	13	118	-	-	131
Segment profit / (loss)	243	4,294	3,037	7,331	7,574	(71)	(307)	-	7,196

Reportable assets	7,468	42,502	154,795	197,297	204,765	(710)	-	9,746	213,801
Reportable liabilities	-	-	(134,115)	(134,115)	(134,115)	-	-	(33,204)	(167,319)
Net reportable assets	7,468	42,502	20,680	63,182	70,650	(710)	-	(23,458)	46,482

(*)
Represents the equity value of joint ventures that were proportionately consolidated for the segment information.
(**)
Includes Ps. (23) and Ps. (58) corresponding to Expenses and FPC and Ps. (522) and Ps. (249) to management fees, as of March 31, 2018 and 2017, respectively.
(**)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for right to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 76 as of March 31, 2018.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	03.31.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	2,322	-	-	1,765	4,087
Costs	(1,807)	(9)	-	(1,627)	(3,443)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	580	-	-	-	580
Changes in the net realizable value of agricultural products after harvest	155	-	-	-	155
Gross profit / (loss)	1,250	(9)	-	138	1,379
Net gain from fair value adjustment of investment properties	-	173	-	-	173
General and administrative expenses	(218)	(1)	(63)	(73)	(355)
Selling expenses	(340)	-	-	(136)	(476)
Other operating results, net	(87)	510	-	27	450
Management fees	-	-	-	-	-
Profit / (loss) from operations	605	673	(63)	(44)	1,171
Share of profit / (loss) of associates	13	-	-	-	13
Segment profit / (loss)	618	673	(63)	(44)	1,184

Investment properties	686	-	-	-	686
Property, plant and equipment	6,063	12	-	106	6,181
Investments in associates	54	-	-	33	87
Other reportable assets	2,781	-	-	328	3,109
Reportable assets	9,584	12	-	467	10,063

	03.31.17 (recast)
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	1,408	-	-	1,258	2,666
Costs	(1,167)	(7)	-	(1,155)	(2,329)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	125	-	-	-	125
Changes in the net realizable value of agricultural products after harvest	(87)	-	-	-	(87)
Gross profit / (loss)	279	(7)	-	103	375
Net gain from fair value adjustment of investment properties	-	329	-	-	329
Gain from disposal of farmlands	-	93	-	-	93
General and administrative expenses	(169)	(1)	(66)	(52)	(288)
Selling expenses	(263)	-	-	(101)	(364)
Other operating results, net	96	-	-	4	100
Management fees	-	-	-	-	-
(Loss) / Profit from operations	(57)	414	(66)	(46)	245
Share of profit / (loss) of associates	11	-	-	(13)	(2)
Segment (loss) / profit	(46)	414	(66)	(59)	243

Investment properties	424	-	-	-	424
Property, plant and equipment	4,874	18	-	90	4,982
Investments in associates	43	-	-	(5)	38
Other reportable assets	1,840	-	-	184	2,024
Reportable assets	7,181	18	-	269	7,468

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business:

The following tables present the reportable segments from the Operations Center in Argentina:

	03.31.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,696	387	78	740	-	-	1	3,902
Costs	(234)	(33)	(40)	(467)	-	-	(38)	(812)
Gross profit / (loss)	2,462	354	38	273	-	-	(37)	3,090
Net gain from fair value adjustment of investment properties	9,023	1,518	1,067	-	-	-	-	11,608
General and administrative expenses	(229)	(66)	(60)	(145)	(35)	(113)	(8)	(656)
Selling expenses	(174)	(31)	(17)	(83)	-	-	(1)	(306)
Other operating results, net	(39)	(4)	(25)	(12)	(15)	-	15	(80)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	11,043	1,771	1,003	33	(50)	(113)	(31)	13,656
Share of profit of associates and joint ventures	-	-	12	-	1	-	556	569
Segment profit / (loss)	11,043	1,771	1,015	33	(49)	(113)	525	14,225

Investment and trading properties	38,056	9,610	6,726	-	-	-	78	54,470
Property, plant and equipment	54	40	-	170	63	-	-	327
Investment in associates and joint ventures	1	-	150	-	661	-	2,599	3,411
Other reportable assets	35	13	61	12	-	-	88	209
Reportable assets	38,146	9,663	6,937	182	724	-	2,765	58,417

	03.31.17 (recast)
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,216	323	4	568	-	-	-	3,111
Costs	(172)	(24)	(22)	(357)	-	-	-	(575)
Gross profit / (loss)	2,044	299	(18)	211	-	-	-	2,536
Net gain from fair value adjustment of investment properties	1,382	935	132	-	-	-	-	2,449
General and administrative expenses	(178)	(56)	(24)	(100)	(30)	(86)	(1)	(475)
Selling expenses	(134)	(34)	(14)	(73)	-	-	(4)	(259)
Other operating results, net	(34)	(7)	(29)	1	(10)	-	48	(31)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	3,080	1,137	47	39	(40)	(86)	43	4,220
Share of profit of associates and joint ventures	-	-	5	-	(56)	-	125	74
Segment profit / (loss)	3,080	1,137	52	39	(96)	(86)	168	4,294

Investment and trading properties	27,899	6,486	4,864	-	-	-	-	39,249
Property, plant and equipment	48	31	3	164	2	-	-	248
Investment in associates and joint ventures	-	199	106	-	662	-	1,921	2,888
Other reportable assets	42	7	36	9	-	-	23	117
Reportable assets	27,989	6,723	5,009	173	664	-	1,944	42,502

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents the reportable segments of the Operations Center in Israel:

	03.31.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	3,793	42,460	14,030	-	-	275	60,558
Costs	(1,238)	(31,360)	(9,907)	-	-	(162)	(42,667)
Gross profit	2,555	11,100	4,123	-	-	113	17,891
Net gain from fair value adjustment of investment properties	1,375	-	-	-	-	-	1,375
General and administrative expenses	(261)	(650)	(1,343)	-	(270)	(301)	(2,825)
Selling expenses	(76)	(8,804)	(2,887)	-	-	(59)	(11,826)
Other operating results, net	132	(143)	141	-	418	62	610
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	3,725	1,503	34	-	148	(185)	5,225
Share of profit/ (loss) of associates and joint ventures	31	14	-	-	-	(259)	(214)
Segment profit / (loss)	3,756	1,517	34	-	148	(444)	5,011

Reportable assets	96,527	43,692	34,251	11,249	15,888	8,932	210,539
Reportable liabilities	(75,726)	(30,401)	(27,183)	(919)	(47,615)	(4,340)	(186,184)
Net reportable assets	20,801	13,291	7,068	10,330	(31,727)	4,592	24,355

	03.31.17 (recast)
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	3,830	35,030	11,721	-	-	449	51,030
Costs	(1,927)	(26,419)	(8,163)	-	-	(241)	(36,750)
Gross profit	1,903	8,611	3,558	-	-	208	14,280
Net gain from fair value adjustment of investment properties	1,021	-	-	-	-	-	1,021
General and administrative expenses	(211)	(472)	(1,143)	-	(311)	(205)	(2,342)
Selling expenses	(70)	(7,016)	(2,582)	-	-	(27)	(9,695)
Other operating results, net	31	(35)	(35)	-	(55)	(74)	(168)
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	2,674	1,088	(202)	-	(366)	(98)	3,096
Share of (loss) / profit of associates and joint ventures	(31)	8	-	-	-	(36)	(59)
Segment profit / (loss)	2,643	1,096	(202)	-	(366)	(134)	3,037

Reportable assets	66,339	30,713	29,354	7,194	12,313	8,882	154,795
Reportable liabilities	(51,907)	(23,684)	(23,488)	-	(27,475)	(7,561)	(134,115)
Net reportable assets	14,432	7,029	5,866	7,194	(15,162)	1,321	20,680

7.
Investment in associates and joint ventures

Changes in the Group’s investments in associates for the nine-month period ended as of March 31, 2018 and for the year ended as of June 30, 2017 were as follows:

	03.31.18	06.30.17
Beginning of the period / year	8,155	17,128
Share-holding (decrease) / increase in associates and joint ventures	(631)	1,100
Capital contribution	146	172
Share of profit	679	365
Decrease for the control obtainment (Note 4)	-	(59)
Incorporation by business combination (Note 4)	-	107
Currency translation adjustment	897	305
Cash dividends (i)	(131)	(272)
Sale of associates	-	1
Liquidation distribution (ii)	(72)	-
Capital reduction	(238)	(32)
Transfer to borrowings to associates (iii)	(190)	-
Hedging instruments	-	56
Defined benefit plans	-	(7)
Reclassification to held for sale	(44)	(10,709)
Others	11	-
End of the period / year (iv)	8,582	8,155

(i)
See Note 27.
(ii)
It corresponds to the distribution following the partial liquidation of Baicom.
(iii)
Corresponds to a reclassification made at the time of formalizing the terms of repayment of the loan with the associate in the Operations Center in Israel.
(iv)
As of March 31, 2018 and June 30, 2017 includes Ps. (76) and Ps. (72) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The table below lists additional information about the Group's investments in associates and joint ventures:

Name of the entity	% of ownership interest held		Value of Group's interest in equity		Group's interest in comprehensive income
	03.31.18	06.30.17	03.31.18	06.30.17	03.31.18	03.31.17 (recast)
Associates
New Lipstick (1)	49.90%	49.90%	(76)	(72)	(4)	(70)
BHSA	29.91%	29.91%	2,246	1,693	553	48
Condor	28.10%	28.72%	727	634	126	108
PBEL	45.40%	45.40%	709	768	43	70
Otras asociadas	-	-	1,471	1,597	(96)	246

Joint ventures
Quality	50.00%	50.00%	674	482	168	107
La Rural	50.00%	50.00%	114	113	14	7
Cresca S.A.	50.00%	50.00%	1	279	455	69
Mehadrin	45.41%	45.41%	1,376	1,312	64	(34)
Otros negocios conjuntos	-	-	1,340	1,349	253	164
Total associates and joint ventures			8,582	8,155	1,576	715

(1)
Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has agreed to exercise on or before February 1, 2019 the purchase option on part of the land where the property is built and, to deposit the sum of money corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with financial ratios acceptable to the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Last financial statement issued
				Share capital (nominal value)	Income / (loss) for the year	Shareholders' equity
Associates
New Lipstick (1)	United States	Real Estate	N/A	N/A	(*) (24)	(*) (159)
BHSA	Argentina	Financing	448,689,072	(***) 1,500	(***) 1,019	(***) 8,433
Condor	United States	Hotel	3,337,613	N/A	(*) (9)	(*) 112
PBEL	India	Real Estate	450	(**) 1	(**) (72)	(**) (453)

Joint ventures
Quality	Argentina	Real Estate	105,789,342	212	337	1,341
La Rural SA	Argentina	Event organization and others	714,498	1	76	187
Cresca S.A.	Paraguay	Agricultural	138,154	557	16	655
Mehadrin	Israel	Agriculture	1,509,889	(**) 3	(**) (13)	(**) 525

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts presented in millions of NIS.
(***) Information as of March 31, 2018 according to BCRA's standards. For the purpose of the valuation of the investment in the Company, figures as of March 31, 2018 have been considered with the necessary IFRS adjustments.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Total as of 03.31.18	Total as of 06.30.17
Fair value at the beginning of the period / year	304	89,313	7,647	2,925	100,189	82,505
Reclassifications of previous periods	-	-	-	-	-	(175)
Currency translation adjustment	161	6,287	267	235	6,950	10,461
Additions	-	743	246	1,278	2,267	2,652
Additions of capitalized leasing costs	-	16	-	1	17	23
Depreciation of capitalized leasing costs (i)	-	(3)	-	-	(3)	(1)
Reclassification to assets held for sale	-	-	-	-	-	(71)
Reclassification to trading properties	-	(351)	-	-	(351)	(14)
Transfers	-	191	9	(200)	-	-
Reclassification to property, plant and equipment	(2)	(130)	-	-	(132)	(38)
Reclassification of property, plant and equipment	51	-	10	-	61	62
Disposals	-	(59)	-	-	(59)	(220)
Balance incorporated by business combination	-	54	-	-	54	-
Capitalized finance costs	-	-	-	17	17	3
Net gain from fair value adjustment	172	11,392	1,025	361	12,950	5,002
Fair value at the end of the period / year	686	107,453	9,204	4,617	121,960	100,189

(i)
   Depreciation charges of Capitalized leasing costs were included in “Costs” in the Statement of Income (Note 23).

The following amounts have been recognized in the Statement of Income:

	03.31.18	03.31.17 (recast)
Rental and services income	7,941	6,374
Direct operating expenses	(2,291)	(1,978)
Development expenses	(583)	(1,263)
Net gain from fair value of realized investment property	136	210
Net gain from fair value of unrealized investment property	12,814	3,406

Valuation techniques are described in Note 10 to the Consolidated Financial Statements as of June 30, 2017. There were no changes to the valuation techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the tax reform described in Note 21 to these Financial Statements, which increased the fair value of the shopping malls.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 03.31.18	Total as of 06.30.17
Costs	4,011	362	17,495	4,390	7,713	2,162	36,133	28,890
Accumulated depreciation	(382)	(146)	(1,233)	(928)	(1,551)	(743)	(4,983)	(2,089)
Opening net book amount	3,629	216	16,262	3,462	6,162	1,419	31,150	26,801

Currency translation adjustment	977	94	2,058	444	752	211	4,536	5,460
Additions	162	109	780	656	766	685	3,158	3,769
Reclassifications of investment properties	2	-	130	-	-	-	132	38
Reclassification to group of assets held for sale (Note 31)	-	-	-	-	-	-	-	(1,557)
Reclassifications to investment properties	(51)	-	(10)	-	-	-	(61)	(62)
Disposals	-	-	(5)	(24)	(44)	(11)	(84)	(417)
Impairments / Recoveries	-	-	(41)	-	-	-	(41)	12
Depreciation charge (i)	(112)	(2)	(671)	(498)	(939)	(480)	(2,702)	(2,894)
Assets incorporated by business combination	899	-	201	-	-	1	1,101	-
Closing net book amount	5,506	417	18,704	4,040	6,697	1,825	37,189	31,150

Costs	6,018	475	21,099	5,886	10,008	3,159	46,645	36,133
Accumulated depreciation	(512)	(58)	(2,395)	(1,846)	(3,311)	(1,334)	(9,456)	(4,983)
Net book amount	5,506	417	18,704	4,040	6,697	1,825	37,189	31,150

(i)
As of March 31, 2018 and June 30, 2017 Depreciation charges were included in “Costs” for an amount of Ps. 1,498 and Ps. 1,599, "General and administrative expenses" for an amount of Ps. 158 and Ps. 251 and “Selling expenses” for an amount of Ps. 922 and Ps. 893, respectively, in the Statements of Income (Note 24) and Ps. 124 and Ps. 55 were capitalized as part of biological assets costs. In addition, a depreciation charge in the amount of Ps. 96, was recognized in "discontinued operations" as of June 30, 2017.
(ii)
On January 9, 2018, the INRA released a report declaring that Las Londras farm (4565 ha.) is within the area of the “Guarayos Forestry Reserve” and establishes that the property of Acres del Sud S.A. should be reduced to 50 hectares, while the remaining acreage would be reverted upon as a fiscal land once the process is concluded. It should be noted that the report is preliminary and is subject to appeal by the interested parties. The Company exercising its rights presented an administrative filing.

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2018 and for the year ended June 30, 2017 were as follows:

	Completed properties	Properties under development	Undeveloped properties	Total as of 03.31.18	Total as of 06.30.17
Opening net book amount	801	3,972	1,010	5,783	4,974
Additions	5	1,135	51	1,191	1,229
Currency translation adjustment	192	576	112	880	969
Transfers	325	(268)	(57)	-	-
Transfers of intangible assets	6	-	(15)	(9)	13
Reclassification of investment properties	351	-	-	351	14
Capitalized finance costs	-	6	-	6	1
Disposals	(904)	(1)	(40)	(945)	(1,417)
Closing net book amount	776	5,420	1,061	7,257	5,783

Non-current	4,068	4,534
Current	3,189	1,249
Total	7,257	5,783

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended as of March 31, 2018 and for the year ended as of June 30, 2017 were as follows:

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 03.31.18	Total as of 06.30.17
Costs	2,806	4,029	1,002	4,746	2,122	1,679	16,384	13,036
Accumulated depreciation	-	(75)	(210)	(2,184)	(821)	(651)	(3,941)	(1,222)
Opening net book amount	2,806	3,954	792	2,562	1,301	1,028	12,443	11,814
Assets incorporated by business combination (i)	982	-	-	-	-	15	997	26
Currency translation adjustment	383	497	93	232	161	80	1,446	2,290
Transfers to assets held for sale	-	-	-	-	-	-	-	(182)
Transfers to trading properties	-	-	-	-	-	9	9	(13)
Reclassification of previous periods	-	-	-	-	-	-	-	31
Additions	-	-	-	-	433	72	505	618
Disposals	-	-	-	-	-	-	-	(52)
Depreciation charge (ii)	-	(33)	(57)	(746)	(392)	(295)	(1,523)	(2,089)
Closing net book amount	4,171	4,418	828	2,048	1,503	909	13,877	12,443

Costs	4,171	4,542	1,129	5,036	2,860	1,975	19,713	16,384
Accumulated depreciation	-	(124)	(301)	(2,988)	(1,357)	(1,066)	(5,836)	(3,941)
Net book amount	4,171	4,418	828	2,048	1,503	909	13,877	12,443

(i)
In addition to the business combination described in Note 4, there were other business combinations included which were evaluated as not material.
(ii)
As of March 31, 2018 and June 30, 2017 depreciation charge was recognized in the amount of Ps. 355 and Ps. 488 under "Costs", in the amount of Ps. 323 and Ps. 339 under "General and administrative expenses" and Ps. 845 and Ps. 1,231 under "Selling expenses", respectively in the Statement of Income (Note 24). In addition, a charge of Ps. 31 was recognized under "discontinued operations" as of June 30, 2017.

12.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the nine-month period ended as of March 31, 2018 and for the year ended as of June 30, 2017 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Dairy cattle	Other cattle	Others	Total as of 03.31.18	Total as of 06.30.17
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 2	Level 1
Beginning of the period / year	42	243	175	705	40	15	10	1,230	1,049
Purchases	-	-	-	83	-	41	-	124	49
Changes by transformation	(26)	26	-	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	(18)	426	193	57	(38)	(6)	-	614	104
Decrease due to harvest	-	(817)	(607)	-	-	-	-	(1,424)	(1,900)
Sales	-	-	-	(199)	(39)	(1)	-	(239)	(178)
Consumes	-	-	-	(1)	-	-	(1)	(2)	(2)
Costs for the period / year	206	923	505	216	42	5	2	1,899	1,995
Addition	-	-	-	-	-	-	-	-	108
Foreign exchange gain	1	47	74	35	-	-	-	157	5
Closing net book amount	205	848	340	896	5	54	11	2,359	1,230
									-
Non-current (Production)	-	-	-	806	-	15	11	832	671
Current (Consumable)	205	848	340	90	5	39	-	1,527	559
End of the period / year	205	848	340	896	5	54	11	2,359	1,230

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 13 and Ps. 4 for the nine-month periods ended March 31, 2018 and for the fiscal year ended June 30, 2017, respectively. For the nine-month period ended March 31, 2018 and for the fiscal year ended June 30, 2017, amounts of Ps. 77 and Ps. 92, was attributable to price changes, and amounts of Ps. (64) and Ps. (88), was attributable to physical changes, respectively.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Production costs

	Sown land-crops	Sugarcane fields	Cattle	Other biological assets	Total as of 03.31.18	Total as of 03.31.17 (recast)

Supplies and labors	899	261	134	-	1,294	1,081
Leases, services charges and vacant property costs	1	-	-	-	1	2
Amortization and depreciation	34	66	24	-	124	52
Maintenance and repairs	12	-	18	-	30	26
Payroll and social security liabilities	48	1	66	-	115	82
Fees and payments for services	4	-	-	-	4	6
Freights	9	-	8	-	17	19
Travel, library expenses and stationery	7	-	5	-	12	1
Other staff expenses	24	(6)	-	-	18	10
Taxes, rates and contributions	9	-	5	-	14	-
Others	82	183	3	2	270	12
Total Cost of production as of 03.31.18	1,129	505	263	2	1,899	-
Total Cost of production as of 03.31.17 (Recast)	899	169	219	4	-	1,291

During the nine-month period ended March 31, 2018 and the year ended June 30, 2017 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. 1,450 and Ps. 1,975 for the period ended March 31, 2018 and for the year ended June 30, 2017, respectively.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2017.

As of March 31, 2018 and June 30, 2017, the better and maximum use of biological assets shall not significantly differ from the current use.

13.
Inventories

Breakdown of Group’s inventories as of March 31, 2018 and June 30, 2017 are as follows:

	03.31.18	06.30.17
Good for resale and supplies	3,878	3,884
Crops	328	379
Materials and supplies	309	244
Seeds and fodders	61	135
Beef	59	41
Telephones and others communication equipment	397	353
Total inventories	5,032	5,036

As of March 31, 2018 and June 30, 2017 the cost of inventories recognized as expense amounted to Ps 5,001 and Ps. 1,268, respectively and they have been included in “Costs” in the Statements of Income.

14.
Financial instruments by category

Determining fair values

The following note shows the carrying amount of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information about fair value hierarchy, see Note 16 to the Consolidated Financial Statements as of June 30, 2017. Financial assets and financial liabilities as of March 31, 2018 and June 30, 2017 were as follows:

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	18,426	-	-	2,241	20,667	5,222	25,889
Investment in financial assets:
- Equity securities in public companies	-	497	-	136	633	-	633
- Equity securities in private companies	-	-	-	871	871	-	871
- Deposits	2,306	23	-	-	2,329	-	2,329
- Bonds	-	9,887	365	-	10,252	-	10,252
- Mutual funds	-	4,990	-	-	4,990	-	4,990
- Others	-	1,124	-	145	1,269	-	1,269
Derivative financial instruments:
- Crops futures contracts	-	2	-	-	2	-	2
- Swaps	-	4	5	-	9	-	9
- Crops options contracts	-	5	-	-	5	-	5
- Foreign-currency options contracts	-	8	-	-	8	-	8
- Foreign-currency future contracts	-	-	8	-	8	-	8
- Others	-	5	11	-	16	-	16
Restricted assets	2,517	-	-	-	2,517	-	2,517
Financial assets held for sale
- Clal	-	10,331	-	-	10,331	-	10,331
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	8,783	-	-	-	8,783	-	8,783
- Short-term bank in deposits	969	-	-	-	969	-	969
- Mutual funds	-	-	-	-	-	-	-
- Short-term investments	21,171	3,657	-	-	24,828	-	24,828
Total assets	54,172	30,533	389	3,393	88,487	5,222	93,709

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
March 31, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	24,383	-	-	-	24,383	5,615	29,998
Borrowings (excluding finance lease liabilities) (Note 20)	170,548	-	-	-	170,548	-	170,548
Finance lease obligations	160	-	-	-	160	-	160
Derivative financial instruments:
- Crops futures contracts	-	56	-	-	56	-	56
- Forward contracts	-	-	108	16	124	-	124
- Foreign-currency contracts	-	2	37	-	39	-	39
- Crops options contracts	-	34	-	-	34	-	34
- Foreign-currency options contracts	-	15	-	-	15	-	15
- Swaps	-	-	35	-	35	-	35
- Others	-	5	-	-	5	-	5
Total liabilities	195,091	112	180	16	195,399	5,615	201,014

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	17,819	-	-	2,156	19,975	4,153	24,128
Investment in financial assets:
- Equity securities in public companies	-	1,665	-	82	1,747	-	1,747
- Equity securities in private companies	-	15	-	964	979	-	979
- Deposits	1,235	14	-	-	1,249	-	1,249
- Bonds	-	4,490	425	-	4,915	-	4,915
- Mutual funds	-	3,986	-	-	3,986	-	3,986
- Others	-	749	-	-	749	-	749
Derivative financial instruments:
- Crops options contracts	-	10	-	-	10	-	10
- Swaps	-	-	29	-	29	-	29
- Warrants	-	-	26	-	26	-	26
- Foreign-currency options contracts	-	4	-	-	4	-	4
- Foreign-currency future contracts	-	-	27	-	27	-	27
Financial assets held for sale	-	8,562	-	-	8,562	-	8,562
Restricted assets	1,069	-	-	-	1,069	-	1,069
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	8,731	-	-	-	8,731	-	8,731
- Short-term bank in deposits	5	-	-	-	5	-	5
- Mutual funds	-	302	-	-	302	-	302
- Short-term investments	14,510	1,815	-	-	16,325	-	16,325
Total assets	43,369	21,612	507	3,202	68,690	4,153	72,843

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2017
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	20,557	-	-	-	20,557	5,401	25,958
Borrowings (excluding finance lease liabilities) (Note 20)	135,180	-	-	-	135,180	-	135,180
Finance lease obligations	132	-	-	-	132	-	132
Derivative financial instruments:
- Crops futures contracts	-	11	-	-	11	-	11
- Forward contracts	-	5	152	10	167	-	167
- Foreign-currency contracts	-	9	5	-	14	-	14
- Crops options contracts	-	4	-	-	4	-	4
- Foreign-currency options contracts	-	4	-	-	4	-	4
Total liabilities	155,869	33	157	10	156,069	5,401	161,470

The valuation models used by the Group for the measurement Level 2 and Level 3 instruments are no different from those used as of June 30, 2017.

As of March 31, 2018, there are no changes in the economic or business conditions affecting the fair value of the group’s financial assets and liabilities.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly derivatives) are based on recognized valuation methods.

Descripción	Modelo/Método de precio	Parámetros	Jerarquía valor razonable	Rango
Trade and other receivables - Cellcom	Discounted cash flows	Discount rate:	Level 3	3.3
Interest-rate swaps	Cash flows - theoretical price	Interest rate future contract and cash flow forward contract.	Level 2	-
Preferred shares of Condor	Binomial tree - Theoretical price I	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Price of underlying assets 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve).	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor rate curve).	Level 2	Price of underlying assets 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
TGLT NCN	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).	Level 3	Underlying asset price 0.5 to 1 Share price volatility 50% to 69% Market interest rate 5.5% to 7.5%
Investments in financial assets - Other private companies securities	Cash flows / NAV – Theoretical price
Projected revenue discounted
at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flows – Theoretical price
Projected revenue discounted
at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments - Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents the changes in Level 3 instruments as of March 31, 2018 and June 30, 2017:

	Investments in financial assets - Public companies securities	Derivative financial instruments - Forwards	Investments in financial assets - Private companies securities	Investments in financial assets - Others	Trade and other receivables	Total as of 03.31.18	Total as of 06.30.17
Balances at beginning of the period / year	82	(10)	964	-	2,156	3,192	(7,105)
Additions and acquisitions	-	-	29	135	1,288	1,452	1,761
Transfer to level 1 (i)	-	-	(100)	-	-	(100)	-
Transfer to current trade and other receivables	-	-	-	-	(1,460)	(1,460)	(1,874)
Currency translation adjustment	23	(6)	71	10	257	355	875
Reclassification to liabilities held for sale	-	-	-	-	-	-	11,272
Disposal	-	-	-	-	-	-	(782)
Gains and losses recognized in the year (ii)	31	-	(93)	-	-	(62)	(955)
Balances at the end of the period / year	136	(16)	871	145	2,241	3,377	3,192

(i) The Group transferred a financial assets measured at fair value from level 3 to level 1, because it began trading in the stock exchange.
(ii) Included within “Financial results, net” in the Statement of Income.

Clal

As mentioned in Note 16 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. On August 30, 2017, IDBD sold an additional 5% of its equity interest in Clal through a swap transaction, based on the same principles that were applied to the swap transaction mentioned in Note 16 to the Consolidated Financial Statements as of June 30, 2017. The consideration for the transaction amounted to around NIS 147 (or approximately Ps. 1,023 on the transaction date). Following completion of the transaction, IDBD’s interest in Clal was reduced from 49.9% to 44.9% of its capital share stock.

15.
Trade and other receivables

The table below shows trade and other receivables of the Group as of March 31, 2018 and June 30, 2017:

	03.31.18	06.30.17
Trade, leases and services receivable	17,445	16,461
Less: allowance for doubtful accounts	(532)	(336)
Total trade receivables	16,913	16,125
Prepayments	3,990	3,614
Guarantee deposits	15	17
Tax credits	777	539
Borrowings granted, deposits, and other balances	2,885	2,965
Others	777	532
Total other receivables	8,444	7,667
Total trade and other receivables	25,357	23,792

Non-current	6,276	5,456
Current	19,081	18,336
Total	25,357	23,792

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	03.31.18	06.30.17
Beginning of the year	336	191
Recoveries	(25)	(13)
Receivables written off during the period / year as uncollectable	(146)	(265)
Additions	241	241
Currency translation adjustment	126	182
End of the period / year	532	336

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 24).

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended as of March 31, 2018 and 2017.

	Note	03.31.18	03.31.17 (recast)
Profit for the period		10,604	6,516
Loss from discontinued operations		(187)	(3,056)
Adjustments for:
Income tax expense	21	(104)	1,146
Depreciation and amortization	24	4,104	3,572
Expenses for sale of investment properties		-	19
Gain from disposal of farmlands		-	(93)
Loss from disposal of property, plant and equipment		32	35
(Gain) / Loss from revaluation of receivables arising from the sale of farmland		(25)	16
Disposal of investment properties		-	(32)
Share based payments		39	85
Unrealized gain from derivative financial instruments		85	(111)
Changes in fair value of financial assets		(105)	(82)
Release of intangible assets due to TGLT agreement		-	27
Result from business combination		(510)	(44)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(821)	(768)
Changes in net realizable value of agricultural products after harvest		(155)	87
Net gain from fair value adjustment of investment properties		(12,950)	(3,616)
Provisions and previsions		713	158
Financial results, net		10,168	2,583
Share of profit of associates and joint ventures	7	(679)	(131)
Gain from disposal of assciates		(328)	(6)
Loss from repurchase of Non-convertible Notes		-	20
Stock plan granted		3	-
Other operating results		(1)	(15)

Changes in operating assets and liabilities:
Decrease in biological assets		2	420
Decrease in inventories		960	576
Decrease in trading properties		524	451
Decrease / (Increase) in trade and other receivables		641	(1,239)
Decrease in derivative financial instruments		48	107
Decrease in trade and other payables		(2,552)	(186)
Increase in salaries and social security liabilities		215	72
(Decrease) / Increase in provisions and previsions		(155)	90
Net cash generated by continuing operating activities before income tax paid		9,566	6,601
Net cash generated by discontinued operating activities before income tax paid		256	234
Net cash generated by operating activities before income tax paid		9,822	6,835

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended as of March 31, 2018 and 2017:

	03.31.18	03.31.17 (recast)
Dividends not collected	(1)	(8)
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	(332)	(931)
Increase in derivative financial instruments through a decrease in investments in financial assets	-	24
Increase in investments in intangible assets through an increase in trade and other payables	-	130
Increase in investment properties through an increase in trade and other payables	49	273
Increase in trade and other receivables through a decrease in property, plant and equipment	-	(10)
Increase in property, plant and equipment through an increase of trade and other payables	-	(222)
Decrease of treasury shares	-	(7)
Dividends distribution to non-controlling shareholders not yet paid	1,164	22
Changes in non-controlling interest through a decrease in trade and other receivables	1,380	-
Increase in property, plant and equipment through a business combination	(901)	-
Increase in property, plant and equipment through an increase in borrowings	197	-
Increase in investment properties through an increase in trade and other payables	17	-
Increase in intangible assets through a decrease in trading properties	22	-
Increase in other non-current receivables through an increase in borrowings	109	-
Increase in financial operations through a decrease in investments in associates and joint ventures	65	-
Decrease in investment in associates and joint ventures through dividends distribution not yet paid	12	-
Increase in trading properties through an increase in interest capitalization	6	-
Increase in investment properties through an increase in interest capitalization	17	-
Decrease in investment in associates and joint ventures through a decrease in borrowings	190	-
Decrease in investment in associates and joint ventures through an increase in assets held for sale	44	-

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale:

	03.31.18	03.31.17 (recast)
Property, plant and equipment	54	-
Intangible assets	1,101	1,581
Investments in associates and joint ventures	-	21
Deferred income tax	-	(86)
Trade and other receivables	(39)	49
Inventories	411	750
Trade and other payables	380	-
Payroll and social security liabilities	(1,111)	(987)
Borrowings	(4)	(111)
Provisions	(260)	(657)
Income tax and minimum presumed income tax liabilities	(15)	2
Employee benefits	(1)	1
Group of liabilities held for sale	(25)	(45)
Net amount of non-cash assets incorporated / held for sale	491	518
Cash and cash equivalents	26	154
Non-controlling interest	(15)	45
Goodwill not yet allocated	981	(23)
Net amount of assets incorporated / held for sale	1,483	694
Interest held before acquisition	(472)	31
Currency translation adjustment	214	-
Seller financed amount	(38)	44
Fair value of interest held before business combination	(510)	-
Cash and cash equivalents incorporated / held for sale	(26)	(154)
Net outflow of cash and cash equivalents / assets and liabilities held for sale	651	615

17.
Equity

On February 22, 2018, the Board of Directors of the Company has approved a share repurchase plan in order to contribute to the reduction of the existing gap between the implicit value of the Company, based on the value of the assets, and the value the Company, based on the quoted price of its shares, with a view to contribute to its strengthening in the market. The Company has the liquidity and is solvent enough to make the acquisitions without affecting the solvency of the Company as follows from the financial statements as of December 31, 2017 and the report of the independent accountant. Considering the above, the Board approve the repurchase of shares issued by the Company for up to Ps. 500 million, for a period until August 30, 2018, with the possibility of renewal. Consequently, the Board of Directors of Cresud establish the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Comision Nacional de Valores for an amount up to Ps. 500 million and up to 5% of the capital stock of the Company in the form of common shares or American Depositary Shares or ADS representative of 10 shares each ADS, and with a up to 25% of the average volume, of the daily transactions for the Shares and ADS in the markets during the previous 90 days. The payable price will be between Ps. 1 and up to Ps. 50 per shares and between US$1 and up to US$25 per ADS.

During the nine-months period ended March 31, 2018, the Company acquired in various transactions 1,565,765 common shares (par value Ps. 1 per share) for a total amount of Ps. 66.99 million and 270,884 ADRs (equivalent to 2,708,840 common shares) for a total amount of US$ 5,65 million, as provided by the terms and conditions of the share repurchase plan. AS of the date of these financial statements, no due date has been set for the sale of the acquired shares.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of March 31, 2018 and June 30, 2017 were as follows:

	03.31.18	06.30.17
Trade	17,571	15,361
Construction obligations	1,285	1,226
Accrued invoices	1,224	849
Sales, rent and services payments received in advance	4,913	4,377
Total trade payables	24,993	21,813
Deferred incomes	81	73
Construction provisions	317	343
Dividends payable to non-controlling shareholders	1,150	251
Taxes payable	304	589
Management fees	1,428	1,020
Others	1,725	1,869
Total other payables	5,005	4,145
Total trade and other payables	29,998	25,958

Non-current	2,561	3,988
Current	27,437	21,970
Total	29,998	25,958

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Onerous contracts	Other provisions	Total as of 03.31.18	Total as of 06.30.17
Beginning of the period / year	837	72	140	220	580	1,849	1,588
Additions	185	4	10	5	-	204	515
Unused amounts reversed	(216)	-	(48)	(108)	(26)	(398)	(551)
Share of loss in associates and joint ventures	-	-	-	-	-	-	(3)
Liabilities incorporated by business combination	15	-	-	-	-	15	2
Currency translation adjustment	101	-	8	17	30	156	298
End of the period / year	922	76	110	134	584	1,826	1,849

Non-current	876	955
Current	950	894
Total	1,826	1,849

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to equity interests in associates with negative equity, mainly New Lipstick. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".

20.
Borrowings

The breakdown of the Group’s borrowings as of March 31, 2018 and June 30, 2017 was as follows:

	Book value		Fair value
	03.31.18	06.30.17	03.31.18	06.30.17
Non-convertible notes	142,769	111,059	143,433	113,552
Bank loans and others	25,032	15,017	24,590	14,668
Non-recourse loan	-	7,025	-	6,930
Bank overdrafts	446	126	446	126
Other borrowings	2,461	2,085	2,415	2,051
Total borrowings	170,708	135,312	170,884	137,327

Non-current	145,373	112,025
Current	25,335	23,287
Total	170,708	135,312

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table describes the Group’s issuance of debt during the present period:

Entity	Title	Issuance / expansion date	Amount	Maturity	Interest rate	Principal payment	Interest payment
IRSA CP	Class IV	Sep-17	US$ 140	09/14/2020	5% n.a.	At expiration	quarterly
IDBD	SERIES N	Jul-17	NIS 642.1	12/30/2022	5.3% e.a	At expiration	quarterly	(1)
IDBD	SERIES N	Nov-17	NIS 357	12/30/2022	5.3% e.a	At expiration	quarterly	(2)
DIC	SERIES J	Dic-17	NIS 762	12/30/2026	4.8% e.a.	6 annual payments since 2021	biannual	(2)
PBC	SERIES I	Dic-17	NIS 496	07/01/2029	3.95% e.a.	At expiration	quarterly	(2)
Gav - Yam	SERIES H	Sep-17	NIS 424	06/30/2034	2.55% e.a	15 annual payments since 2019	biannual
Cellcom	SERIES L	Ene-18	NIS 401	01/05/2028	2.5% e.a.	6 annual payments since 2023	annual
Shufersal	SERIES E	Ene-18	NIS 544	10/08/2028	4.3% e.a.	12 annual payments since 2018	annual	(2)

(1)
IDBD has the right to make an early repayment, total or partial. As a collateral for the full compliance of all the commitments IDBD has placed approximately 60.4 million shares in DIC under a single fixed charge of first line and, in an unlimited amount, in favor of the trustee for the holders of the NCN.
(2)
Corresponds to an expansion of the series.

Corporate Notes Class XXIII

On February 16, 2018, the Company issued its twelfth Series of Corporate Notes, for an amount equivalent to its par value of US$ 113.16 million, in one class of notes.

Corporate Notes Class XXIII has a maturity of 60 months from issuance, which accrue interest at annual fixed rate of 6.50% payable semiannually. The principal is to be amortized in one installment due on February 16, 2023.

DIC

On September 28, 2017 DIC offered the holders of Series F NCN to swap their notes for Series J NCN. Series J NCN terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of Series F NCN and recognized a new financial commitment at fair value for Series J NCN. As a result of the swap, DIC recorded a loss resulting from the difference between the Series F NCN cancellation value and the new debt value in the amount of approximately NIS 461 (equal to approximately Ps. 2,228 as of that date), which was accounted for under “Finance costs” (Note 26).

IDBD

On November 28, 2017, IDBD made an early redemption of the Series L NCN for an amount of NIS 424 (or Ps. 2,120 as of the transaction date).

21.
Taxation

Argentine tax reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to argentine individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be gradually reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these Financial Statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, many aspects are pending regulation by the National Executive Power.

US tax reform

In December 2017, a bill was passed to reform the federal taxation law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. The reform has impact in certain subsidiaries of the Group in the United States.

The details of the provision for the Group’s income tax is as follows:

	03.31.18	03.31.17 (recast)
Current income tax	(466)	(782)
Deferred income tax	570	(364)
Income tax	104	(1,146)

Below is a reconciliation between the income tax recognized and the amount which would result from applying the prevailing tax rate, applicable in the respective countries, on the income/loss before income tax for the nine-month periods ended March 31, 2018 and 2017:

	03.31.18	03.31.17 (recast)
Tax calculated at the tax rates applicable to profits in the respective countries	(3,427)	(1,227)
Permanent differences:
Share of profit / (loss) of associates and joint ventures	370	55
Unrecognized tax losses (i)	(1,201)	(389)
Income tax rate change (ii)	4,828	492
Non-taxable profit, non-deductible expenses and others	(466)	(77)
Income tax from continuing operations	104	(1,146)

(i)
Corresponds principally to the Operations Center in Israel and Sociedad Anonima Carnes Pampeanas.
(ii)
As of March 31, 2018 corresponds to the effect of applying the changes in the tax rates applicable in accordance with the tax reform explained above, being Ps. 405 the effect of the rate change in US and Ps. 4,859 the effect of the rate change in Argentina.

No charges have been reported for tax associated to discontinued operations.

The gross movements on the deferred tax account were as follows:

	03.31.18	06.30.17
Beginning of the period / year	(21,494)	(17,955)
Currency translation adjustment	(1,377)	(1,440)
Reserve for changes of non-controlling interest	(15)	-
Reclassification of previous periods	-	59
Use of tax loss carry-forwards	-	(171)
Reclassification to liabilities held for sale	-	(12)
Business combinations	1	(6)
Income tax rate change	4,828	529
Charged / Credited to the Statements of Income	(4,258)	(2,498)
End of the period / year	(22,315)	(21,494)

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues

	03.31.18	03.31.17 (recast)
Crops	1,298	738
Cattle	197	107
Dairy	85	67
Sugarcane	581	241
Supplies	102	79
Beef	1,375	983
Agricultural rental and services	19	13
Consignment revenues	94	190
Advertising and brokerage fees	103	69
Revenue from supermarkets	42,460	35,101
Income from communication services	10,412	8,850
Rental and services income	7,922	6,361
Sale of trading properties	508	1,233
Sale of communication equipment	3,618	3,052
Income from hotel operations and tourism services	776	603
Others	80	36
Total revenues	69,630	57,723

23.
Costs

	03.31.18	03.31.17 (recast)
Other operative costs	9	7
Crops	1,023	734
Cattle	203	139
Dairy	60	63
Sugarcane	511	201
Supplies	108	75
Beef	1,297	899
Agricultural rental and services	7	5
Consignment costs	19	9
Commissions	87	67
Costs of supermarkets	31,360	26,417
Costs of communication services	7,464	6,211
Costs of leases and services	2,287	2,004
Costs of trading properties and developments	583	1,263
Costs of sale of communication equipment	2,443	2,086
Costs from hotels operations and tourism services	628	481
Others	75	34
Total costs	48,164	40,695

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

24.
Expenses by nature

The Group discloses expenses in the Statement of Income by function of as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs (i)	General and administrative expenses	Selling expenses	Total as of 03.31.18	Total as of 03.31.17 (recast)
Leases, services charges and vacant property costs	55	19	101	175	82
Depreciation and amortization	1,856	481	1,767	4,104	3,572
Doubtful accounts	2	30	184	216	141
Advertising, publicity and other selling expenses	209	-	1,329	1,538	1,371
Taxes, rates and contributions	261	60	736	1,057	799
Maintenance and repairs	1,265	121	706	2,092	1,704
Fees and payments for services	1,568	674	1,577	3,819	3,174
Director's fees	-	204	-	204	172
Payroll and social security liabilities	4,321	1,661	4,480	10,462	7,831
Cost of sale of goods and services	31,879	-	-	31,879	28,265
Cost of sale of agricultural products and biological assets	1,512	-	-	1,512	922
Supplies and labors	1,341	1	5	1,347	952
Freights	-	-	243	243	187
Bank commissions and expenses	14	11	8	33	19
Conditioning and clearance	-	-	45	45	35
Travel, library expenses and stationery	4	5	1	10	12
Interaction and roaming expenses	1,496	-	-	1,496	1,278
Fees to other operators	1,785	-	-	1,785	1,179
Others	596	545	1,415	2,556	2,407
Total expenses by nature as of 03.31.18	48,164	3,812	12,597	64,573
Total expenses by nature as of 03.31.17 (recast)	40,695	3,093	10,314		54,102

(i)
Includes Ps. 9 and Ps. 7 of other agricultural operating costs as of March 31, 2018 and 2017, respectively.

25.
Other operating results, net

	03.31.18	03.31.17 (recast)
Gain from commodity derivative financial instruments	(84)	111
Gain from disposal of subsidiaries and associates (i)	328	(22)
Fair value of interest held before business combination	510	-
Contingencies (ii)	405	(28)
Donations	(57)	(80)
Others	(105)	(87)
Total other operating results, net	997	(106)

(i)
Includes the gain from of the sale of the Group’s equity interest in Cloudyn for Ps. 252.
(ii)
As of March 31, 2018 corresponds to the favourable resolution of a judicial process in the Operations Center in Israel for Ps. 435. Includes legal costs and expenses.

26.
Financial results, net

	03.31.18	03.31.17 (recast)
Financial income
Interest income	688	588
Foreign exchange gains	369	98
Dividends income	59	53
Other financial income	(1)	7
Total financial income	1,115	746
Financial costs
Interest expenses	(6,068)	(5,046)
Loss on debt swap	(2,228)	-
Foreign exchange losses	(3,914)	(404)
Other financial costs	(546)	(475)
Total financial costs	(12,756)	(5,925)
Other financial results:
Fair value gains of financial assets and liabilities at fair value through profit or loss	1,959	2,452
Gain / (Loss) from repurchase of Non-convertible notes	1	(20)
(Loss) / Gain from derivative financial instruments (except commodities)	(30)	173
Gain / (Loss) on the revaluation of receivables arising from the sale of farmland	25	(16)
Total other financial results	1,955	2,589
Total financial results, net	(9,686)	(2,590)

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2018 and June 30, 2017:

Item	03.31.18	06.30.17
Trade and other payables	(1,582)	(1,134)
Borrowings	(6)	(11)
Trade and other receivables	753	1,621
Investments in Financial Assets	136	-
Total	(699)	476

Related party	03.31.18	06.30.17	Description of transaction
Agrofy S.A.	1	13	Other credits
New Lipstick LLC	5	5	Reimbursement of expenses
	407	-	Borrowings
Condor	136	-	Public companies securities
	10	8	Dividends receivables
Cresca S.A.	219	168	Credits granted
	(23)	-	Other liabilities
Manibil S.A.	51	84	Contributions in advance
Other associates and joint ventures (i)	3	4	Leases and/or rights of use receivable
	(2)	(1)	Leases and/or rights of use to pay
	(5)	(5)	Commissions to pay
	2	8	Dividends receivables
	-	(1)	Advertising spaces to pay
	4	1	Management fees receivable
	-	3	Other credits
	1	1	Shared-based compensation receivable
	(6)	(11)	Borrowings to pay
	5	8	Reimbursement of expenses
	(2)	(1)	Reimbursement of expenses to pay
Total associates and joint ventures	806	284
CAMSA and its subsidiaries	(1,428)	(1,020)	Leases and/or rights of use to pay
	6	5	Reimbursement of expenses
	-	(3)	Reimbursement of expenses to pay
LRSA	22	29	Leases and/or rights of use receivable
	(1)	-	Reimbursement of expenses to pay
	9	-	Canon receivable
	5	-	Leases and/or rights of use receivable
Taaman	(38)	(24)	Leases and/or rights of use to pay
Willifood	-	(29)	Financial operations to pay
Other related parties (ii)	(6)	-	Other liabilities
	1	-	Other credits
	(1)	(4)	Legal services to pay
	1	1	Leases and/or rights of use receivable
Total other related parties	(1,430)	(1,045)
IFISA	-	1,283	Financial operations receivable
Total Parent Company	-	1,283
Directors and Senior Management	(76)	(46)	Fees to pay
	1	-	Reimbursement of expenses
Total Directors and Senior Management	(75)	(46)
Total	(699)	476

(i)
It includes Agrofy Global, Agro Uranga S.A., BHSA, Lipstick, Tarshop, Mehadrin, Austral Gold Ltd., Cyrsa S.A., NPSF and Quality.
(ii)
It includes Avenida Inc., Estudio Zang, Bergel & Viñes, Lartiyrigoyen and Museo de los Niños.

The following is a summary of the results with related parties for the nine-month periods ended as of March 31, 2018 and 2017:

Related party	03.31.18	03.31.17 (recast)	Description of transaction
Adama	-	16	Sale of goods and/or services
	-	64	Corporate services
Agrofy S.A.	5	2	Fees and remunerations
	-	2	Financial operations
Agro-Uranga S.A.	2	3	Sale of goods and/or services
Condor	36	157	Financial operations
Tarshop S.A.	-	10	Leases and/or rights of use
ISPRO-MEHADRIN	75	-	Corporate services
Other associates and joint ventures	14	8	Leases and/or rights of use
	2	3	Fees and remunerations
	(1)	16	Financial operations
Total associates and joint ventures	133	281

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sociedad relacionada	03.31.18	03.31.17 (recast)	Description of transaction
CAMSA and its subsidiaries	(522)	(249)	Fees and remunerations
Taaman	114	-	Corporate services
Willi-Food International Ltd.	134	-	Corporate services
Other related parties (i)	(2)	(2)	Leases and/or rights of use
	4	-	Corporate services
	(5)	(8)	Legal services
	4	-	Financial operations
	(11)	(6)	Donations
Total other related parties	(284)	(265)
IFISA	56	60	Financial operations
Total Parent Company	56	60
Directors	(10)	(118)	Compensation of Directors and senior management
	(75)	-	Fees and remunerations
Senior Management	(16)	(11)	Compensation of Directors and senior management
Total Directors and Senior Management	(101)	(129)
Total	(196)	(53)

(iii)
It includes Estudio Zang, Bergel & Viñes, Isaac Elsztain e Hijos S.C.A., San Bernando de Córdoba S.A., Fundación IRSA, Hamonet and Ramat Hanassi.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2018 and 2017:

Related party	03.31.18	03.31.17 (recast)	Description of transaction
Manibil	44	-	Additional paid-in capital
Agrofy Global	-	-	Additional paid-in capital
Total contributions	44	-
Inversiones Financieras del Sur S.A. (Note 4)	122	-	Dividends paid
Total dividends paid	122	-
La Rural S.A.	13	9	Dividends received
Agro-Uranga S.A.	4	22	Dividends received
Nuevo Puerto Santa Fe S.A.	9	-	Dividends received
Condor	35	11	Dividends received
MMAN	25	27	Dividends received
Ramat Hanassi	20	-	Dividends received
Tourism & Recreation Holdings Ltd.	25	-	Dividends received
Emco	-	104	Dividends received
Aviareps	-	28	Dividends received
Millenium	-	4	Dividends received
Cyrsa S.A.	-	7	Dividends received
Total dividends received	131	212
Inversiones Financieras del Sur S.A.	1,968	-	Acquisition of non-controlling interest
Total other transactions	1,968	-

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 14 - Financial instruments by category
Exhibit E - Provisions	Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 20 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of sales and services provided

Description	Biological assets	Trading properties	Services and other operating costs	Materials, supplies and agricultural stock	Good for resale and supplies	Telephones and others communication equipment	Total as of 03.31.18	Total as of 03.31.17 (recast)
Inventories as of 06.30.17	760	5,783	-	799	3,884	353	11,579	9,180
Acquisition for business combination	-	-	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	13	-	-	(98)	-	-	(85)	201
Changes in the net realizable value of agricultural products after harvest	-	-	-	110	-	-	110	(154)
Financial costs capitalized	-	6	-	-	-	-	6	-
Harvest	-	-	-	1,467	-	-	1,467	939
Acquisitions and classifications	124	1,082	-	2,213	26,393	3,641	33,453	27,916
Consume	(1)	-	-	(956)	-	-	(957)	(746)
Additions	-	98	-	3	2	-	103	20
Transfers	-	(9)	-	-	-	-	(9)	-
Expenses incurred	263	28	2,444	180	3,214	6,128	12,257	10,095
Currency translation adjustment	35	852	31	2	2,373	182	3,475	1,811
Inventories as of 03.31.18	(955)	(7,257)	-	(757)	(3,878)	(397)	(13,244)	(8,574)
Cost as of 03.31.18	239	583	2,475	2,963	31,988	9,907	48,155	-
Cost as of 03.31.17 (recast)	152	1,933	1,449	1,959	26,898	8,297	-	40,688

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 03.31.18	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.17
Assets
Restricted assets
US Dollar	-	20.05	-	2	16.53	41
Total restricted assets			-			41
Trade and other receivables
US Dollar	54	20.05	1,077	60	16.53	995
Euros	7	24.67	165	9	18.85	172
Chilean Pesos	90	0.03	3	-	-	-
Trade and other receivables related parties
US Dollar	47	20.05	947	45	16.53	747
Total Trade and other receivables			2,192			1,914
Investment in financial assets
US Dollar	183	20.05	3,662	62	16.53	1,020
Pounds	1	28.24	24	1	21.49	18
Total Investment in financial assets			3,686			1,038
Derivative financial instruments
US Dollar	1	20.05	29	2	16.53	31
Total Derivative financial instruments			29			31
Cash and cash equivalents
US Dollar	262	20.05	5,257	326	16.53	5,387
Euros	3	24.67	77	3	18.85	49
Brazilian Reais	-	6.20	-	-	-	-
Chilean Pesos	30	0.03	1	-	-	-
Uruguayan pesos	20	0.71	14	-	-	-
Total Cash and cash equivalents			5,349			5,436

Liabilities
Trade and other payables
US Dollar	245	20.15	4,938	78	16.63	1,300
Euros	12	24.84	290	1	19.00	19
Chilean Pesos	33	0.03	1	-	-	-
Total Trade and other payables			5,229			1,319
Borrowings
US Dollar	1,595	20.15	32,146	1,283	16.63	21,328
Total Borrowings			32,146			21,328
Derivative financial instruments
US Dollar	3	20.15	64	-	-	-
Total Derivative financial instruments			64			-

(1) Exchange votes of March 31, 2018 and June 30, 2017, respectively according to Banco Nación Argentina.
(2) Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3) The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 14).

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Groups of assets and liabilities held for sale

As mentioned in Note 4.F to the Consolidated Financial Statements as of June 30, 2017, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	03.31.18	06.30.17
Property, plant and equipment	1,806	1,712
Intangible assets	21	19
Investments in associates	48	33
Deferred income tax assets	59	57
Employee benefits	-	5
Income tax credit	11	10
Trade and other receivables	1,006	688
Cash and cash equivalents	269	157
Total group of assets held for sale	3,220	2,681
Trade and other payables	1,230	930
Payroll and social security liabilities	124	148
Employee benefits	97	52
Deferred income tax liability	16	10
Borrowings	715	715
Total group of liabilities held for sale	2,182	1,855
Total net financial assets held for sale	1,038	826

32.
Profit from discontinued operations

The results from operations of Israir, Open Sky and IDB Tourism operations, equity earnings in Adama and the finance costs associated to the non-recourse loan related to it, until its sale in November 2016 and have been reclassified in the Statements of Income of Discontinued Operations. Additionally as a profit of discontinued operations the sale of Adama was included on November 2016 for an amount of Ps. 4,216.

	03.31.18	03.31.17 (recast)
Revenues	4,909	3,528
Costs	(4,272)	(3,001)
Gross profit	637	527
General and administrative expenses	(210)	(178)
Selling expenses	(213)	(171)
Other operating results, net	(14)	3,977
Profit from operations	200	4,155
Share of profit of joint ventures and associates	33	294
Profit from operations before financing and taxation	233	4,449
Financial income	-	4
Finance costs	(46)	(1,389)
Other financial results	(20)	-
Financial results, net	(66)	(1,385)
Profit before income tax	167	3,064
Income tax	20	(8)
Income for the period from discontinued operations	187	3,056

Profit for the period from discontinued operations attributable to:
Equity holders of the parent	120	1,276
Non-controlling interest	67	1,780

Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	0.15	1.63
Diluted	0.15	1.62

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

33.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

34.
Subsequent events

Sale of farmlands of Brasilagro

At the beginning of May 2018, the Group though its subsidiary Braslagro, has entered into a purchase-sale agreement for the partial sale 956 hectares (660 arable hectares) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per arable hectare of BRL 61.6 million (BRL/ha. 93,356). The impact of the abovementioned transaction will be recognized in the forth quarter of the current fiscal year.

Sale of Clal shares

On May 3, 2018, continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 5% of its stake in Clal through a swap transaction, in accordance with the same principles that applied to the swap transactions made and informed to the market on May and August 2017 and January 2018. The consideration was set at an amount of approximately NIS 155.5 (equivalent to approximately Ps. 910). After the completion of the transaction, IDBD’s interest in Clal was reduced to 34.8% of its share capital.

Swap on shares of DIC

On May 6, 2018, IDBD entered into a SWAP transaction on shares of DIC held by third parties with a banking institution not related to the Group for a period of one year with the possibility of extending it an additional year. The total shares subject to the agreement are 6,020,811 and the value of the swap at the time of subscription is on average NIS 10.12 per share, approximately NIS 60 (equivalent to approximately PS. 342 at the transaction day). The present transaction will be settled in cash for the difference between the quotation at the end of the agreement and the agreed price. For this transaction, the group has not increased its participation in and has granted guarantees on certain financial assets.

Dividends distribution of BHSA

On April 9, 2018, Banco Hipotecario approved the distribution of a cash dividend for an amount of Ps. 200, which was made available on April 23, 2018. The stake of the group is 29.9%.

Devaluation of the Argentine peso

As of the issuance date of these Financial Statements, the Argentine peso has suffered a devaluation against the US dollar and other currencies close to 13%, which has an impact on the figures presented in these financial statements, mainly originated by exposure to the exchange rate of our revenues and costs of the "offices and other properties" segment in the Operation Center in Argentina and the revenues and costs of the Operation Center in Israel, and our assets and liabilities, denominated in foreign currency.

Véase nuestro informe de fecha 10/11/17
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of March 31,2018 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine-month period and three-month period ended March 31,2018, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the nine-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of income and other comprehensive income and consolidated statement of cash flows of the Company.

Conclusion
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations
In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of March 31,2018, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 7,613,998, which was not claimable at that date.

Autonomous City of Buenos Aires, May 11, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Dr. Mariano C. Tomatis

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2018 and June 30, 2017 and for the nine-month periods ended March 31, 2018 and 2017

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2018 and June 30, 2017
(All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.18	06.30.17
ASSETS
Non-current assets
Investment properties	7	6	5
Property, plant and equipment	8	871	825
Intangible assets	9	18	18
Biological assets	10	625	608
Investments in subsidiaries, associates and joint ventures	6	26,500	19,498
Deferred income tax assets	19	1,343	1,222
Income tax and minimum presumed income tax credit		121	84
Trade and other receivables	13	70	76
Total Non-current assets		29,554	22,336
Current assets
Biological assets	10	710	353
Inventories	11	386	549
Restricted assets	12	2	35
Trade and other receivables	13	640	331
Investment in financial assets	12	382	105
Derivative financial instruments	12	-	4
Cash and cash equivalents	12	1,125	41
Total Current assets		3,245	1,418
TOTAL ASSETS		32,799	23,754
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		22,518	16,797
TOTAL SHAREHOLDERS' EQUITY		22,518	16,797
LIABILITIES
Non-current liabilities
Trade and other payables	16	-	936
Borrowings	18	3,677	2,368
Provisions	17	10	5
Total Non-current liabilities		3,687	3,309
Current liabilities
Trade and other payables	16	1,842	439
Income tax and minimum presumed income tax		38	-
Payroll and social security liabilities		102	113
Borrowings	18	4,561	3,086
Derivative financial instruments	12	50	9
Provisions	17	1	1
Total Current liabilities		6,594	3,648
TOTAL LIABILITIES		10,281	6,957
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		32,799	23,754

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Fernando A. Elsztain Regular Director acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the nine and three-month periods beginning July 1, 2017 and 2016 and January 1, 2018 and 2017 and ended March 1, 2018 and 2017
 (All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.18	03.31.17(recast)	03.31.18	03.31.17(recast)
Revenues	20	1,350	972	345	219
Costs	21	(1,018)	(835)	(285)	(179)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		241	134	242	92
Changes in the net realizable value of agricultural products after harvest		143	(80)	56	(9)
Gross profit		716	191	358	123
Gain from disposal of farmlands		-	72	-	-
Changes in the fair value of investment properties		1	-	-	-
General and administrative expenses	22	(152)	(133)	(51)	(41)
Selling expenses	22	(303)	(245)	(72)	(63)
Other operating results, net	23	(27)	47	(68)	47
Management fees		(522)	(249)	(6)	(3)
(Loss) / Profit from operations		(287)	(317)	161	63
Share of profit / (loss) of subsidiaries, associates and joint ventures	6	6,205	2,669	444	(64)
Profit / (Loss) before financing and taxation		5,918	2,352	605	(1)
Finance income	24	10	19	4	3
Finance costs	24	(1,394)	(295)	(602)	91
Other financial results	24	42	32	19	1
Financial results, net	24	(1,342)	(244)	(579)	95
Profit before income tax		4,576	2,108	26	94
Income tax	19	121	132	27	(50)
Profit for the period		4,697	2,240	53	44

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures		1,630	931	1,663	424
Other comprehensive (loss) / income from share of changes in subsidiaries´ equity		(34)	30	2	37
Other comprehensive income for the period		1,596	961	1,665	461
Total comprehensive income for the period		6,293	3,201	1,718	505

Profit per share attributable to equity holders of the parent during the period:
Basic		9.41	4.50	0.11	0.07
Diluted		9.29	4.48	0.10	0.08

 The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Fernando A. Elsztain Regular Director acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2017	499	3	65	659	20	83	1,725	2,355	11,388	16,797
Profit for the period	-	-	-	-	-	-	-	-	4,697	4,697
Other comprehensive income for the period	-	-	-	-	-	-	-	1,596	-	1,596
Total comprehensive income for the period	-	-	-	-	-	-	-	1,596	4,697	6,293
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 31, 2017:
- Legal reserve	-	-	-	-	-	30	-	-	(30)	-
- Dividends distribution	-	-	-	-	-	-	-	-	(395)	(395)
Reserve for share-based payments	-	-	-	-	-	-	-	5	-	5
Reserve for new developments	-	-	-	-	-	-	-	1,371	(1,371)	-
Equity incentive plan granted	-	-	-	-	1	-	-	(1)	-	-
Acquisition of treasury stock	(4)	4	-	-	-	-	-	(181)	-	(181)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	(1)	-	(1)
Balance as of March 31, 2018	495	7	65	659	21	113	1,725	5,144	14,289	22,518

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2018 and June 30, 2017, respectively.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at March 31, 2018 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for share-based payments	Reserve for defined benefit plans	Hedging instruments	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2017	(24)	2,227	102	(23)	48	-	25	2,355
Other comprehensive income (loss) for the period	-	1,630	-	(38)	4	-	-	1,596
Total comprehensive income for the period	-	1,630	-	(38)	4	-	-	1,596
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 31, 2017:
Reserve for new developments	-	-	-	-	-	-	1,371	1,371
Equity incentive plan granted	2	-	(3)	-	-	-	-	(1)
Reserve for share-based payments	-	-	5	-	-	-	-	5
Acquisition of treasury stock	(181)	-	-	-	-	-	-	(181)
Share of changes in subsidiaries’ equity	-	-	-	-	-	(1)	-	(1)
Balance as of March 31, 2018	(203)	3,857	104	(61)	52	(1)	1,396	5,144

)
Fernando A. Elsztain Regular Director acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2016 (recast)	495	7	65	659	16	83	1,725	1,194	9,560	13,804
Profit for the period	-	-	-	-	-	-	-	-	2,240	2,240
Other comprehensive income for the period	-	-	-	-	-	-	-	961	-	961
Total comprehensive income for the period	-	-	-	-	-	-	-	961	2,240	3,201
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2016:
- Share distribution	4	(4)	-	-	3	-	-	-	(2)	1
- Release of reserve for future dividends	-	-	-	-	-	-	-	(31)	31	-
Reserve for share-based payments	-	-	-	-	-	-	-	10	-	10
Equity incentive plan granted	-	-	-	-	1	-	-	(5)	4	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(139)	-	(139)
Balance as of March 31, 2017 (recast)	499	3	65	659	20	83	1,725	1,990	11,833	16,877

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2017 and June 30, 2016, respectively.
(ii)          Corresponding to General Resolution 609/12 of the National Securities Commission.
(ii)
Group’s Other reserves at March 31, 2017 are comprised as:

	Cost of treasury shares	Changes in interestin subsidiaries	Reserve for currency translation adjustment	Reserve for share-based payments	Reserve for future dividends	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2016 (recast)	(32)	(21)	1,074	95	31	(6)	21	32	1,194
Other comprehensive income for the period	-	-	931	-	-	30	-	-	961
Total comprehensive income for the period	-	-	931	-	-	30	-	-	961
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2016:
- Share distribution	7	-	-	-	-	-	-	(7)	-
- Release of reserve for future dividends	-	-	-	-	(31)	-	-	-	(31)
Reserve for share-based payments	-	-	-	10	-	-	-	-	10
Equity incentive plan granted	-	-	-	(5)	-	-	-	-	(5)
Changes in interest in subsidiaries	-	(139)	-	-	-	-	-	-	(139)
Balance as of March 31, 2017 (recast)	(25)	(160)	2,005	100	-	24	21	25	1,990
)
Fernando A. Elsztain Regular Director acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2018 and 2017
(All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.18	03.31.17 (recast)
Operating activities:
Cash used in operations	14	(432)	(384)
Net cash used in operating activities		(432)	(384)
Investing activities:
Acquisition of interest in subsidiaries, associates and joint ventures		-	(6)
Capital contribution to subsidiaries, associates and joint ventures	6	(1)	(1)
Sale of interest in subsidiaries, associates and joint ventures		53	-
Acquisition of property, plant and equipment	8	(67)	(71)
Proceeds from sale of property, plant and equipment		-	1
Proceeds from sale of farmlands		7	75
Acquisition of Intangible assets	9	(2)	(2)
Acquisition of investment in financial assets		(2,753)	(720)
Proceeds from disposals of investment in financial assets		2,502	746
Loans granted to subsidiaries, associates and joint ventures		(41)	-
Advance payments		(4)	(1)
Sale of farmlands advances		76	-
Dividends received		922	82
Net cash generated from investing activities		692	103
Financing activities:
Proceeds from issuance of non-convertible notes		2,243	-
Payment of non-convertible notes		(280)	(454)
Repurchase of non-convertible notes		(363)	(364)
Borrowings		1,711	1,667
Payment of borrowings		(1,751)	(399)
Repayment of borrowings from subsidiaries, associates and joint ventures		-	(6)
(Payments) Proceeds from derivative financial instruments		(36)	14
Purchase of treasury stock		(181)	-
Payment of seller financing		-	1
Dividends paid		(395)	-
Interest paid		(139)	(175)
Net cash generated from financing activities		809	284
Net increase in cash and cash equivalents		1,069	3
Cash and cash equivalents at beginning of the period		41	11
Currency translation adjustment on cash and cash equivalents		15	-
Cash and cash equivalents at the end of the period		1,125	14

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Fernando A. Elsztain Regular Director acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 11, 2018.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Company as of June 30, 2017, prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of CNV. Such information is included in notes to the Financial Statements, according to IFRS.

These Financial Statements corresponding to the nine-month periods ended as of March 31, 2018 and 2017 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. Results for the nine-month periods ended as of March 31, 2018 and 2017 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

2.1.a)    Changes to financial statements previously issued due to change in accounting policies

As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Company’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40 "investment properties". The Company believes this change reflects better the current value of its core assets and therefore provides more relevant information to Management, users of financial statements and others.

Therefore, the previously issued Financial Statements were retroactively changed as required by IAS 8.

2.1.b)    Changes in presentation of financial statements previously issued due to change in accounting policies

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Company chose not to continue to charge these costs to income as they are incurred; instead, it capitalized them as part of the cost of biological assets. The Company believes this change will help to better understand the performance of the agribusiness activity and therefore provides more relevant information to Management, users of the Financial Statements and others.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Company has therefore retroactively changed the previously issued Consolidated Financial Statements as required by IAS 8. There is no impact on the total and subtotal amounts of the Financial Statements.

The tables below include reconciliations between the Statements of Comprehensive Income for the nine and three-months period ended March 31, 2017 as they were originally issued, and these Financial Statements (recast). There is no impact on the relevant total amounts in the Statement of Cash Flows.

Statement of Income and Other Comprehensive Income as of March 31, 2017:

	Nine months
	03.31.17	03.31.17 (adjustment)		03.31.17 (recast)
Sales, rental and services income	972	-		972
Costs	(1,617)	782	a)	(835)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	916	(782)	a)	134
Changes in the net realizable value of agricultural products after harvest	(80)	-		(80)
Gross profit	191	-		191
Gain from disposal of farmlands	72	-		72
General and administrative expenses	(133)	-		(133)
Selling expenses	(245)	-		(245)
Other operating results, net	47	-		47
Management fees	(115)	(134)	b)	(249)
Loss from operations	(183)	(134)		(317)
Share of profit of associates and joint ventures	1,302	1,367	c)	2,669
Profit before financing and taxation	1,119	1,233		2,352
Finance income	19	-		19
Finance costs	(295)	-		(295)
Other financial results, net	32	-		32
Financial results, net	(244)	-		(244)
Profit before income tax	875	1,233		2,108
Income tax	157	(25)	d)	132
Profit for the period	1,032	1,208		2,240

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	838	93	e)	931
Other comprehensive income from share of changes in subsidiaries’ equity	30	-		30
Other comprehensive income for the period (i)	868	93		961
Total comprehensive income for the period	1,900	1,301		3,201

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Three months
	03.31.17	03.31.17 (adjustment)		03.31.17 (recast)
Sales, rental and services income	219	-		219
Costs	(472)	293	a)	(179)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	385	(293)	a)	92
Changes in the net realizable value of agricultural products after harvest	(9)	-		(9)
Gross profit	123	-		123
Gain from disposal of farmlands	-	-		-
General and administrative expenses	(41)	-		(41)
Selling expenses	(63)	-		(63)
Other operating results, net	45	2		47
Management fees	(11)	8	b)	(3)
Profit from operations	53	10		63
Share of profit of associates and joint ventures	12	(76)	c)	(64)
Profit / (Loss) before financing and taxation	65	(66)		(1)
Finance income	3	-		3
Finance costs	91	-		91
Other financial results, net	1	-		1
Financial results, net	95	-		95
Profit / (Loss) before income tax	160	(66)		94
Income tax	(47)	(3)	d)	(50)
Profit / (Loss) for the period	113	(69)		44

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	403	21	e)	424
Other comprehensive income from share of changes in subsidiaries’ equity	37	-		37
Other comprehensive income for the period (i)	440	21		461
Total comprehensive income for the period	553	(48)		505

Explanation of the changes in the Separate Statement of Income and Other Comprehensive Income

a)
It corresponds to changes in presentation of costs of production Note 2.1.b).
b)
It corresponds to the re-measurement of management fees.
c)
Changes in share of profit / (loss) in associates and joint ventures after applying the change to equity method valuation implemented by the Company.
d)
It represents the tax impact of the changes in accounting policies.
e)
It pertains to exchange differences in subsidiaries, associates and joint ventures following application of the same accounting policy implemented by the Company.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2017, except for the changes mentioned in Note 2.1.a) and 2.1.b).

2.3.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2017, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals

FyO participation sale

On November 9, 2017 Cresud sold to a non-related party 154,929 shares of its subsidiary FyO, representing 9,493% of FyO’s capital stock for an amount of US$ 3.04, which were collected in full. As a result, Cresud reduced its equity interest in FyO from 59.6% to 50.1%.

This transaction generated a gain of Ps. 43 in the Separate Financial Statements, which are disclosed in Other operating results, net (Note 23).

See summary of acquisitions and additional disposals of the Company for the nine-month period ended March 31, 2018 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.        Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2017. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.        Fair value estimates

Since June 30, 2017, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2018 and for the fiscal year ended June 30, 2017:

	03.31.18	06.30.17
Beginning of the period / year adjusted	19,498	15,773
Balance incorporated by merger with Cactus	-	(5)
Acquisition of subsidiaries (i)	-	12
Capital contribution	112	113
Disposal of interest in subsidiaries	(10)	9
Share of profit of subsidiaries, associates and joint ventures	6,205	2,511
Foreign exchange gains	1,630	1,153
Other comprehensive (loss) / income from share of changes in subsidiaries’ equity	(34)	31
Share of changes in subsidiaries’ equity	(1)	-
Reserve for share-based payments	2	8
Dividends distributed	(902)	(107)
End of the period / year	26,500	19,498

(i)
Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the nine-month period ended March 31, 2018 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2017 in Note 8 to the Annual Consolidated Financial Statements.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

					Entity's interest in comprehensive income / (loss)
	% of ownership interest		Registered value				Market value as of 03.31.18	Place of bussines / country of incoporation	Main activity	Amount of common shares 1 vote	Last financial statement issued
Name of the entity	03.31.18	06.30.17	03.31.18	06.30.17	03.31.18	03.31.17 (Recast)					Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	43.29%	43.43%	2,566	1,644	939	672	12.20	Brazil	Agricultural	23,291,500	875	508	4,625
Agropecuaria Santa Cruz de la Sierras S.A. (formerly Doneldon S.A.)	100.00%	100.00%	486	421	65	4	Not publicly traded	Uruguay	Agricultural	264,937,972	265	(23)	486
Futuros y opciones.Com S.A.	50.10%	59.59%	54	52	13	26	Not publicly traded	Argentina	Brokerage	972,612	2	21	108
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	1	1	-	-	Not publicly traded	Argentina	Brokerage	505,603	23	-	25
Helmir S.A.	100.00%	100.00%	647	504	142	33	Not publicly traded	Uruguay	Investment	90,624,298	91	111	660
Sociedad Anómina Carnes Pampeanas S.A.	99.60%	99.44%	37	31	(106)	(92)	Not publicly traded	Argentina	Agroindustrial	277,634,288	380	(106)	37
IRSA Inversiones y Representaciones Sociedad Anónima	63.37%	63.38%	22,654	16,799	6,769	2,951	46.70	Argentina	Real Estate	364,599,461	575	9,248	35,751
Total Subsidiaries			26,445	19,452	7,822	3,594

Associates
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	2.20%	2.20%	1	1	-	1	Not publicly traded	Argentina	Warehousing and Brokerage	11,264	2	21	108
Agrofy S.A.	0.00%	0.00%	-	-	-	(6)	Not publicly traded	Argentina	E-commerce	-	-	-	-
Agrouranga S.A.	35.72%	35.72%	54	45	13	11	Not publicly traded	Argentina	Agricultural	893,069	3	37	120
Total Associates			55	46	13	6

Total Investments in subsidiaries, associates and join ventures			26,500	19,498	7,835	3,600

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the nine-month period ended March 31, 2018 and for the fiscal year ended June 30, 2017 were as follows:

	03.31.18	06.30.17
Beginning of the period / year	5	100
Reclassification to property, plant and equipment	-	(96)
Changes in fair value	1	1
End of the period / year	6	5

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	03.31.18	03.31.17 (recast)
Rental and services income (Note 20)	6	4
Direct operating expenses (Note 21)	7	5

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2018 and for the fiscal year ended June 30, 2017 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 03.31.18	Total as of 06.30.17

Costs	869	68	937	759
Accumulated depreciation	(77)	(35)	(112)	(92)
Opening net book amount	792	33	825	667

Additions	57	10	67	97
Disposals	-	-	-	(15)
Reclassifications to investment properties	-	-	-	96
Depreciation charge (i)	(14)	(7)	(21)	(20)
Closing net book amount	835	36	871	825

Costs	924	77	1,001	937
Accumulated depreciation	(89)	(41)	(130)	(112)
Net book amount	835	36	871	825

(i)
For the fiscal years ended March 31, 2018 and June 30, 2017, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 3 and Ps. 6 in "Costs"; Ps. 2 and Ps. 1 in “General and administrative expenses” in “the Statement of Income and Other Comprehensive Income"; Ps. 16 and Ps. 13 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Intangible assets

Changes in Company’s intangible assets for the nine-month period ended as of March 31, 2018 and for the fiscal year ended as of June 30, 2017 were as follows:

	Computer software	Rights of use	Total
Net book amount as of June 30, 2016 (recast)	1	16	17
Additions	2	-	2
Amortization charges (i)	(1)	-	(1)
Net book amount as of June 30, 2017	2	16	18
Costs	3	20	23
Accumulated amortization	(1)	(4)	(5)
Net book amount as of June 30, 2017	2	16	18
Additions	2	-	2
Amortization charges (i)	(1)	(1)	(2)
Net book amount as of March 31, 2018	3	15	18
Costs	5	20	25
Accumulated amortization	(2)	(5)	(7)
Net book amount as of March 31, 2018	3	15	18

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Biological assets

Changes in the Company’s biological assets for the nine-month period ended as of March 31, 2018 and for the fiscal year ended as of June 30, 2017 were as follows:

	Agricultural business
	Sown land-crops		Breeding cattle	Dairy cattle	Other cattle	Others	Total as of 03.31.18	Total as of 06.30.17
	Level 1	Level 3	Level 2	Level 2	Level 2	Level 1
Beginning of the period / year	18	236	642	40	15	10	961	919
Purchases	-	-	4	-	3	-	7	31
Changes by transformation	(13)	13	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	206	51	(38)	(4)	-	215	57
Decrease due to harvest	-	(531)	-	-	-	-	(531)	(941)
Sales	-	-	(182)	(39)	(2)	-	(223)	(174)
Consumes	-	-	(1)	-	-	(1)	(2)	(3)
Costs for the year	198	484	177	42	5	2	908	1,072
Closing net book amount	203	408	691	5	17	11	1,335	961

Non-current (production)	-	-	600	-	14	11	625	608
Current (consumable)	203	408	91	5	3	-	710	353
End of the period / year	203	408	691	5	17	11	1,335	961

Cost of production
	Sown land-crops	Cattle	Other biological assets	Total as of 03.31.18	Total as of 03.31.17 (recast)

Supplies and labors	596	124	-	720	624
Leases, services charges and vacant property costs	1	-	-	1	2
Amortization and depreciation	7	9	-	16	11
Maintenance and repairs	10	14	-	24	23
Payroll and social security liabilities	43	59	-	102	75
Fees and payments for services	3	-	-	3	6
Freights	9	8	-	17	18
Bank commissions and expenses	-	-	-	-	1
Travel expenses and stationery	5	5	-	10	10
Taxes, rates and contributions	8	5	-	13	12
Others	-	-	2	2	-
Total Cost of production as of 03.31.18	682	224	2	908	-
Total Cost of production as of 03.31.17 (Recast)	570	208	4	-	782

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

During the nine-month period ended March 31, 2018 and the year ended June 30, 2017 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2017.

As of March 31, 2018 and June 30, 2017, the better and maximum use of biological assets shall not significantly differ from the current use.

11.
Inventories

Breakdown of Company’s inventories as of March 31, 2018 and June 30, 2017 are as follows:

	03.31.18	06.30.17
Current
Crops	176	294
Materials and supplies	150	121
Seeds and fodders	60	134
Total inventories	386	549

As of March 31, 2018 and June 30, 2017 the cost of inventories recognized as expense amounted to Ps. 759 and Ps. 801, respectively and they have been included in “Costs”.

12.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2017.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2018 and June 30, 2017 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
March 31, 2018		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	443	-	443	276	719
Investment in financial assets:
- Mutual funds	-	382	382	-	382
Derivative financial instruments
- Crops future contracts	-	-	-	-	-
Restricted assets (i)	2	-	2	-	2
Cash and cash equivalents:
- Cash on hand and at bank	96	-	96	-	96
- Short-term investments	-	1,029	1,029	-	1,029
Total assets	541	1,411	1,952	276	2,228

(i) Corresponds to the employee capitalization plan.

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 16)	1,767	-	1,767	75	1,842
Borrowings (excluding finance lease liabilities) (Note 18)	8,236	-	8,236	-	8,236
Finance lease obligations (Note 18)	2	-	2	-	2
Derivative financial instruments:
- Foreign-currency contracts	-	2	2	-	2
- Crops future contracts	-	48	48	-	48
Total liabilities	10,005	50	10,055	75	10,130

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2017		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	225	-	225	191	416
Investment in financial assets:
- Mutual funds	-	105	105	-	105
Derivative financial instruments:
- Crops future contracts	-	4	4	-	4
Restricted assets (i)	35	-	35	-	35
Cash and cash equivalents:
- Cash on hand and at bank	17	-	17	-	17
- Short-term investments	-	24	24	-	24
Total assets	277	133	410	191	601

(i) Corresponds to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 16)	1,351	-	1,351	24	1,375
Borrowings (excluding finance lease liabilities) (Note 18)	5,452	-	5,452	-	5,452
Finance lease obligations (Note 18)	2	-	2	-	2
Derivative financial instruments:
- Foreign-currency contracts	-	9	9	-	9
Total liabilities	6,805	9	6,814	24	6,838

When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Consolidated Financial Statements as of June 30, 2017.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of March 31, 2018 and June 30, 2017 are as follows:

	03.31.18	06.30.17
Receivables from sale of agricultural products and services	152	63
Debtors under legal proceedings	9	9
Less: allowance for doubtful accounts	(9)	(9)
Total trade receivables	152	63
Prepayments	153	84
Tax credits	108	98
Loans	18	10
Advance payments	15	9
Others	22	19
Total other receivables	316	220
Related parties (Note 26)	242	124
Total trade and other receivables	710	407
Non-current	70	76
Current	640	331
Total trade and other receivables	710	407

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 29.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2017.

Movements on the Company’s allowance for doubtful accounts are as follows:

	03.31.18	06.30.17
Beginning of the period / year	9	8
Charges	-	1
End of the period / year	9	9

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the nine-month periods ended as of March 31, 2018 and 2017:

	03.31.18	03.31.17 (recast)
Profit for the period	4.697	2.240
Adjustments for:
Income tax	(121)	(132)
Depreciation and amortization	7	5
Gain from disposal of farmlands	-	(72)
Share based payments	1	2
Unrealized Loss / (gain) from derivative financial instruments of commodities	53	(45)
Loss / (Gain) from derivative financial instruments (except commodities)	29	(9)
Changes in fair value of financial assets at fair value through profit or loss	(42)	(4)
Accrued interest, net	169	151
Unrealized initial recognition and changes in the fair value of biological assets	(414)	(294)
Changes in net realizable value of agricultural products after harvest	(143)	80
Provisions	550	169
Gain from repurchase of Non-convertible Notes	(4)	(19)
Gain from disposal of associates, subsidiaries and joint ventures	(43)	(7)
Share of profit in subsidiaries, associates and joint ventures	(6.205)	(2.669)
Unrealized foreign exchange loss, net	1.198	79
Stock plan granted	3	-
Changes in fair value of investment properties	(1)	-
Changes in operating assets and liabilities:
Decrease in biological assets	55	99
Decrease in inventories	306	176
Increase in trade and other receivables	(394)	(108)
Increase in derivative financial instruments	-	(3)
Decrease in trade and other payables	(123)	(19)
Decrease in payroll and social security liabilities	(10)	(4)
Net cash used in operating activities before income tax paid	(432)	(384)

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended as of March 31, 2018 and 2017:
	03.31.18	03.31.17 (recast)
Non-cash activities
Dividends not collected	(1)	(8)
Decrease of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(1,630)	(931)
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	(111)	(64)
Increase in property, plant and equipment through an increase in trade and other payables	-	(1)
Increase of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	2	5
Increase in trade and other receivables through a decrease in property, plant and equipment	-	(10)
Stock plan granted	-	(5)
Distribution of treasury stock	-	(7)
Decrease in trade and other payables through an increase in borrowings	-	(5)

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Shareholder´s Equity

See description of movements on Shareholder´s equity in Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2018.

16.
Trade and other payables

The detail of the Company’s trade and other payables as of March 31, 2018 and June 30, 2017 are as follows:
	03.31.18	06.30.17
Trade payables	149	80
Provisions	135	181
Sales, rent and services payments received in advance	67	4
Total trade payables	351	265
Taxes payable	8	19
Others	23	38
Total other payables	31	57
Related parties (Note 26)	1,460	1,053
Total trade and other payables	1,842	1,375
Non-current	-	936
Current	1,842	439
Total trade and other payables	1,842	1,375

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 29.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Investments in subsidiaries, associates and joint ventures (i)	Total as of 03.31.18	Total as of 06.30.17
June 30, 2016 (recast)	7	3	10	12
Additions	(1)	-	(1)	6
Used during the period	-	(3)	(3)	(8)
As of June 30, 2017	6	-	6	10
Additions	7	-	7	-
Used during the period	(2)	-	(2)	(4)
As of March 31, 2018	11	-	11	6
Non-current			10	5
Current			1	1
Total			11	6

(i) Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Borrowings

The detail of the Company’s borrowings as of March 31, 2018 and June 30, 2017 is as follows:

	Book value		Fair Value
	03.31.18	06.30.17	03.31.18	06.30.17
Non-convertible notes	5,145	2,896	5,156	4,011
Bank loans and others	3,053	2,546	3,258	2,172
Finance leases obligations	2	2	2	2
Bank overdrafts	38	10	38	10
Total borrowings	8,238	5,454	8,454	6,195
Non-current	3,677	2,368
Current	4,561	3,086
Total borrowings	8,238	5,454

See description of Non-Convertible Notes issued by the Company for the nine-month period ended as of March 31, 2018 in Note 20 to Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2018.

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	03.31.18	03.31.17 (recast)
Deferred income tax	121	132
Income tax	121	132

The gross movements on the deferred income tax account were as follows:

	03.31.18	06.30.17
Beginning of the period / year	1,222	990
Charged to the Statement of Comprehensive Income	121	232
End of the period / year	1,343	1,222

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	03.31.18	03.31.17 (recast)
Tax calculated at the tax applicable tax rate in effect	(1.602)	(738)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	2.172	863
Income tax rate change	(436)	-
Loss from sale of equity interest in subsidiaries	(4)	-
Non-taxable results, non-deductible expenses and others	(9)	7
Income tax	121	132

Tax Reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Income tax: Corporate income tax would be reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, many aspects are pending regulation by the National Executive Power.

20.
Revenues

	03.31.18	03.31.17 (recast)
Crops	1,033	724
Cattle	222	173
Dairy	84	67
Supplies	5	4
Leases and agricultural services	6	4
Total revenues	1,350	972

21.
Costs

	03.31.18	03.31.17 (recast)

Crops	753	621
Cattle	187	138
Dairy	60	63
Supplies	2	1
Leases and agricultural services	7	5
Other costs	9	7
Total costs	1,018	835

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Expenses by nature
	Costs (i)	General and administrative expenses	Selling expenses	Total as of 03.31.18	Total as of 03.31.17 (recast)
Supplies and labors	3	-	-	3	1
Leases and expenses	-	6	-	6	4
Amortization and depreciation	3	4	-	7	5
Doubtful accounts (charge and recovery)	-	-	-	-	1
Cost of sale of agricultural products and biological assets	1,002	-	-	1,002	823
Advertising, publicity and other selling expenses	-	-	3	3	6
Maintenance and repairs	-	7	-	7	7
Payroll and social security liabilities	6	100	8	114	94
Fees and payments for services	1	16	-	17	13
Freights	-	-	196	196	158
Bank commissions and expenses	-	6	7	13	6
Travel expenses and stationery	1	3	-	4	7
Conditioning and clearance	-	-	45	45	34
Director’s fees	-	10	-	10	18
Export expenses	-	-	-	-	1
Taxes, rates and contributions	-	-	42	42	35
Others	2	-	2	4	-
Total expenses by nature as of 03.31.18	1,018	152	303	1,473
Total expenses by nature as of 03.31.17 (recast)	835	133	245		1,213

(i) Include Ps. 9 and Ps. 7 of other agricultural operating costs as of March 31, 2018 and 2017, respectively.

23.
Other operating results, net
	03.31.18	03.31.17 (recast)
Administration fees	2	1
(Loss) / Gain from commodity derivative financial instruments	(63)	45
Tax on shareholders’ personal assets	-	-
Contingencies	(7)	(2)
Donations	-	-
Gain from disposal of associates, subsidiaries and/or joint ventures	43	7
Others	(2)	(4)
Total other operating results, net	(27)	47

24.
Financial results, net
	03.31.18	03.31.17 (recast)
Financial income:
Interest income	3	15
Foreign exchange gains	7	4
Total financial income	10	19

Financial costs:
Interest expenses	(172)	(166)
Foreign exchange losses	(1.195)	(107)
Other financial costs	(27)	(22)
Total financial costs	(1.394)	(295)

Other financial results:
Fair value gains of financial assets at fair value through profit or loss	67	4
(Loss) / Gain from derivative financial instruments (except commodities)	(29)	9
Gain from repurchase of NCN	4	19
Total other financial results	42	32
Total financial results, net	(1.342)	(244)

25.
Merger with Agro Managers S.A.
During September 2016, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Agro Managers S.A. whereby the Company would be the absorbent Company and Agro Managers would be the absorbed Company.

The effect of the merge with Agro Managers S.A. would have had on the Statement of Financial Position as of June 30, 2017 and Statements of Comprehensive Income and Statements of Cash Flows as of March 31, 2017 were no significant.

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Consolidated Financial Statements as of June 30, 2017.

The following is a summary of the balances with related parties as of March 31, 2018 and June 30, 2017:

Items	03.31.18	06.30.17
Trade and other payables	(1,460)	(1,053)
Borrowings	(416)	(355)
Trade and other receivables	242	124
Total	(1,634)	(1,284)

Related party	03.31.18	06.30.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	19	8	Corporate services receivable
	(4)	(5)	Leases payable
	7	13	Reimbursement of expenses receivable
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	(9)	(7)	Reimbursement of expenses payable
	6	4	Reimbursement of expenses receivable
	-	14	Dividends receivables
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	1	1	Reimbursement of expenses receivable
	3	-	Sale of goods and/or services
	41	-	Financial operations
Helmir S.A.	(131)	(104)	Borrowings
Ombú Agropecuaria S.A.	1	3	Administration fees
	3	1	Reimbursement of expenses
Agropecuaria Acres del Sud S.A.	2	2	Administration fees
Yatay Agropecuaria S.A.	2	3	Administration fees
Yuchán Agropecuaria S.A.	2	3	Administration fees
Futuros y Opciones.Com S.A.	62	-	Brokerage operations receivable
	-	(11)	Brokerage operations to be paid
	(1)	1	Reimbursement of expenses receivable
	-	24	MAT operations
	-	(1)	Sale of suppliers
Total Subsidiaries	4	(51)

Agro-Uranga S.A.	2	8	Dividends receivables
Total Associates	2	8

IRSA Propiedades Comerciales S.A.	18	23	Reimbursement of expenses receivable
	2	1	Share based payments
	(229)	(188)	Non-convertible notes
	70	14	Corporate services
Emprendimiento Recoleta S.A.	(35)	(45)	Non-convertible notes
Panamerican Mall S.A.	(21)	(18)	Non-convertible notes
Amauta Agro S.A. (formerly FyO Trading S.A.)	(14)	(6)	Purchase of goods and/or services
	(1)	-	Reimbursement of expenses payable
Total Subsidiaries of the subsidiaries	(210)	(219)

CAMSA and its subsidiaries	(1,428)	(1,020)	Management fees
Austral Gold	-	1	Reimbursement of expenses
Estudio Zang, Bergel & Viñes	-	(1)	Legal services
Other Related parties	(1,428)	(1,020)

Directors and Senior Management	(3)	(2)	Director's fees
	1	-	Reimbursement of expenses
Total Directors and Senior Management	(2)	(2)

Total	(1,634)	(1,284)

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the nine-month period ended as of March 31, 2018 and 2017:

Related party	03.31.18	03.31.17 (recast)	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(2)	(1)	Leases and/or rights of use
	48	35	Corporate services
Futuros y Opciones.Com S.A.	(6)	(3)	Purchase of goods and/or services
	4	-	Sale of goods and/or services
	-	1	Management fees
Amauta Agro S.A. (formerly FyO Trading S.A.)	1	1	Sale of goods and/or services
	(38)	(16)	Purchase of goods and/or services
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	44	68	Sale of goods and/or services
	1	-	Financial operations
Helmir S.A.	(27)	(5)	Financial operations
Total subsidiaries	25	80

Agro-Uranga S.A.	2	3	Sale of goods and/or services
Total Associates	2	3

Emprendimiento Recoleta S.A.	(8)	(2)	Financial operations
Panamerican Mall S.A.	(4)	(4)	Financial operations
IRSA Propiedades Comerciales S.A.	(2)	(3)	Leases and/or rights of use
	119	93	Corporate services
	(42)	(6)	Financial operations
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	38	119	Sale of goods and/or services
	(3)	-	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	98	197

Estudio Zang, Bergel & Viñes	(2)	(2)	Legal services
Isaac Elsztain e Hijos S.C.A.	(1)	-	Leases and/or rights of use
CAMSA y sus subsidiarias	(522)	(249)	Management fees
San Bernardo de Córdoba S.A.	(1)	(1)	Leases and/or rights of use
Other Related parties	(526)	(252)

Directores	(10)	(18)	Compensation of Directors and Senior Management
Senior Management	(9)	(5)	Compensation of Directors and Senior Management
Total Directors and Senior Management	(19)	(23)

Inversiones Financieras del Sur S.A.	-	13	Financial operations
Total parent company	-	13
Total	(420)	18

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2018 and 2017:

Related party	03.31.18	03.31.17 (recast)	Descripción de la operación
Agropecuarias Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	1	1	Additional paid-in capital
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	111	64	Capitalization of credits
Total subsidiary contributions	112	65
Inversiones Financieras del Sur S.A.	122	-	Dividends paid
Total dividens paid	122	-
IRSA Inversiones y Representaciones Sociedad Anónima	882	-	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	16	61	Dividends received
Agro-Uranga S.A.	4	22	Dividends received
Futuros y Opciones.Com S.A.	-	10	Dividends received
Total dividends received	902	93

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
CNV General Resolution N° 622/13
As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 – Financial instruments by category
Exhibit E - Provisions	Note 13 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 28 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 29 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

28.
Cost of sales and services provided

Description	Biological assets	Agricultural stock	Services and other operating costs	Total as of 03.31.18	Total as of 03.31.17 (recast)
Beginning of the period / year	697	549	-	1,246	1,038
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9	-	-	9	192
Changes in the net realizable value of agricultural products after harvest	-	143	-	143	(80)
Increase due to harvest	-	557	-	557	592
Acquisitions and classifications	7	349	-	356	362
Consume	(1)	(433)	-	(434)	(430)
Expenses incurred	224	-	7	231	5
Inventories	(713)	(386)	-	(1,099)	(851)
Cost as of 03.31.18	223	779	7	1,009	-
Cost as of 03.31.17 (recast)	151	672	5	-	828

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of March 31, 2018 and June 30, 2017 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.18	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.17
Assets
Trade and other receivables
US Dollar	2	20.049	34	1	16.630	16
Receivables with related parties:
US Dollar	1	20.049	2	1	16.630	11
Brazilian Reais	-	-	-	3	5.200	15
Total trade and other receivables			36			42

Cash and cash equivalents
US Dollar	4	20.049	85	1	16.530	11
Total Cash and cash equivalents			85			11

Liabilities
Trade and other payables
US Dollar	10	20.149	210	7	16.630	114
Payables with related parties:
US Dollar	1	20.149	2	1	16.630	8
Brazilian Reais	1	6.700	9	1	5.200	7
Total trade and other payables			221			129

Derivative financial instruments
US Dollar	2	20.149	48	-	-	-
Total derivative instruments			48			-

Borrowings
US Dollar	407	20.149	8,200	327	16.630	5,438
Total Borrowings			8,200			5,438

(1)
Exchange rate as of March 31, 2018 according to Banco Nación Argentina records.
(2)
Exchange rate as of June 30, 2017 according to Banco Nación Argentina records.

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

31.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 3,349 whose treatment is being considered by the Board of Directors and the respective Management. To date, the company has issued negotiable obligations for the purpose of reversing part of the negative working capital. See subsequent events in Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

Sale of farmlands:

At the beginning of May 2018, the Group has entered into a purchase-sale agreement for the partial sale of 10.000 ha. of “La Suiza” establishment located near the city of Villa Angela in Chaco province, Argentina, for a total amount of US$ 10 million. The conveyance deed and possession are expected for June 2018.

Devaluation of the Argentine peso:

As of the issuance date of these financial statements, the Argentine peso has suffered a devaluation against the US dollar and other currencies close to 13%, which has an impact on the figures presented in these financial statements, mainly originated by exposure to the exchange rate of our revenues and costs of the "offices and other properties" segment in the Argentina operation Center and the revenues and costs of the Israel operations center, and our assets and liabilities, denominated in foreign currency.

See others subsequent events in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1. Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2. Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3. Receivables and liabilities by maturity date.

Items		Past due (Point 3 a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)								Total

		03.31.18	Current	Non-current	Up to 3 months	From 3 to 6 month	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on

Accounts receivables	Trade and other receivables	-	117	-	523	-	-	-	70	-	-	-	710
	Income tax and minimum presumed income tax and deferred income tax	-	-	1.464	-	-	-	-	-	-	-	-	1.464
	Total	-	117	1.464	523	-	-	-	70	-	-	-	2.174
Liabilities	Trade and other payables	-	33	-	1.809	-	-	-	-	-	-	-	1.842
	Borrowings	-	-	-	2.212	933	992	424	1.058	219	140	2.260	8.238
	Payroll and social security liabilities	-	-	-	21	72	-	9	-	-	-	-	102
	Provisions	-	1	10	-	-	-	-	-	-	-	-	11
	Income tax and minimum presumed income tax	-	38	-	-	-	-	-	-	-	-	-	38
	Total	-	72	10	4.042	1.005	992	433	1.058	219	140	2.260	10.231

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a. Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	611	29	640	63	7	70	674	36	710
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	1.464	-	1.464	1.464	-	1.464
	Total	611	29	640	1.527	7	1.534	2.138	36	2.174
Liabilities	Trade and other payables	1.621	221	1.842	-	-	-	1.621	221	1.842
	Borrowings	38	4.523	4.561	-	3.677	3.677	38	8.200	8.238
	Payroll and social security liabilities	102	-	102	-	-	-	102	-	102
	Provisions	1	-	1	10	-	10	11	-	11
	Income tax and minimum presumed income tax	38	-	38	-	-	-	38	-	38
	Total	1.800	4.744	6.544	10	3.677	3.687	1.810	8.421	10.231

4.b. Breakdown of accounts receivable and liabilities by adjustment clause.

On March 31, 2018, there are no receivable and liabilities subject to adjustment clause.

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c. Breakdown of accounts receivable and liabilities by interest accrual.

	Current				Non- current				Accruing interest
Items	Accruing interest				Accruing interest		Non-Accruing interest	Subtotal			Non-Accruing interest	Total
	Fixed	Floating	Non-Accruing interest	Subtotal	Fixed	Floating			Fixed	Floating
Accounts	Trade and other receivables	-	42	598	640	7	-	63	70	7	42	661	710
Receivables	Income tax and minimum presumed imcome tax and deferred income tax	-	-	-	-	-	-	1.464	1.464	-	-	1.464	1.464
	Total	-	42	598	640	7	-	1.527	1.534	7	42	2.125	2.174
	Trade and other payables	-	-	1.842	1.842	-	-	-	-	-	-	1.842	1.842
	Borrowings	4.425	46	90	4.561	3.538	138	1	3.677	7.963	184	91	8.238
Liabilities	Payroll and social security liabilities	-	-	102	102	-	-	-	-	-	-	102	102
	Provisions	-	-	1	1	-	-	10	10	-	-	11	11
	Income tax and minimum presumed imcome tax and deferred income tax	-	-	38	38	-	-	-	-	-	-	38	38
	Total	4.425	46	2.073	6.544	3.538	138	11	3.687	7.963	184	2.084	10.231

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / Country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	43.29% (2)
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50.10%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real Estate	63.37% (2)
Amauta Agro S.A. (formerly FyO Trading S.A. due to change of corporate name)	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	99.60%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%

(*) All companies whose main activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)
The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it.
(2)
For computation purposes, Treasury shares have been subtracted.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 26.

6.
Loans to directors.

See Note 26.

7.
Inventories.

The Company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values

See Note 2 to the Consolidated Financial Statements as of June 30, 2017 and 2016.

9.
Appraisal revaluation of property, plant and equipment.

None.

30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2017 and 2016.

13.
 Insurances

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	886	859
Vehicles	Third parties, theft, fire and civil liability	38	13

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

    Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

    None.

18.
Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

31

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of March 31, 2018, and the unaudited condensed interim separate statements of income and other comprehensive income for the nine-month period and three-month period ended March 31, 2018, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of other comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of March 31, 2018, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 7,613,998, which was not claimable at that date.

Autonomous City of Buenos Aires, May 11, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Dr. Mariano C. Tomatis

Buenos Aires, May 11, 2018 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – ByMA: CRES), one of the leading agricultural companies in South America, announces today its results for the nine-month period of fiscal year 2018 ended March 31, 2018.

Consolidated Results

In ARS million	IIIQ 18	IIIQ 17 (adjusted)	YoY Var	9M 18	9M 17 (adjusted)	YoY Var
Revenues	23,704	19,027	24.6%	69,630	57,723	20.6%
Costs	-16,443	-13,420	22.5%	-48,164	-40,695	18.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	459	108	325.0%	683	177	285.9%
Changes in the net realizable value of agricultural produce after harvest	66	-10	-	155	-87	-
Gross profit	7,786	5,705	36.5%	22,304	17,118	30.3%
Net gain from fair value adjustment on investment properties	1,283	-428	-	12,950	3,616	258.1%
Gain from disposal of farmlands	-	21	-100.0%	-	93	-100.0%
General and administrative expenses	-1,385	-1,096	26.4%	-3,812	-3,093	23.2%
Selling expenses	-4,554	-3,495	30.3%	-12,597	-10,314	22.1%
Other operating results, net	373	7	5,228.6%	997	-106	-
Fees	-6	-3	100.0%	-522	-249	109.6%
Profit from operations	3,497	711	391.8%	19,320	7,065	173.5%
Profit from associates and joint ventures	299	78	283.3%	679	131	418.3%
Profit from operations before financing and taxation	3,796	789	381.1%	19,999	7,196	177.9%
Financial results, net	-2,748	351	-	-9,686	-2,590	274.0%
Profit before income tax	1,048	1,140	-8.1%	10,313	4,606	123.9%
Income tax expense	-353	-131	169.5%	104	-1,146	-
Result for the period from continued operations	695	1,009	-31.1%	10,417	3,460	201.1%
Redsult from discontinued operations after income tax	-20	-1,217	-98.4%	187	3,056	-93.9%
Result for the period	675	-208	-	10,604	6,516	62.7%

Profit for the period attributable to:
Equity holder of the parent	183	45	306.7%	4,796	2,242	113.9%
Non-controlling interest	492	-253	-	5,808	4,274	35.9%

The Company’s consolidated revenues increased 20.6% in the nine-month period of fiscal year 2018 as compared to the same period of fiscal year 2017, whereas profit from operations, excluding the effect of the net gain from fair value adjustment on investment properties, reached ARS 6,370 million, 84.7% higher than in the same period of 2017.

Net result for 6M18 registered a gain of ARS 10,604 million compared to a gain of ARS 6,516 million in 9M17 (Attributable to Cresud ARS 4,796 million in 9M18 vs. ARS 2,243 million in 9M17) mainly explained by better operative results from the Agribusiness, higher results from changes in the fair value of investment properties coming from the Argentine business center of our subsidiary IRSA due to the positive tax reform impact in Argentina and exchange rate, compensated by a non-cash loss in Israel business center due to a debt exchange at Discount Corporation Ltd. for an amount of approximately NIS 461 million (equivalent to ARS 2,228 million) recorded under Net Financial Results as financial costs.

1

Description of Operations by Segment

	9M 2018
		Urban Properties and Investments
	Agribusiness	Argentina	Israel	Subtotal	Total	9M18 vs. 6M17 Var
Revenues	4,087	3,902	60,558	64,460	68,547	20.7%
Costs	-3,443	-812	-42,667	-43,479	-46,922	18.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	580	-	-	-	580	364.0%
Changes in the net realizable value of agricultural produce after harvest	155	-	-	-	155	-
Gross profit	1,379	3,090	17,891	20,981	22,360	30.1%
Net gain from fair value adjustment on investment properties	173	11,608	1,375	12,983	13,156	246.3%
Gain from disposal of farmlands	-	-	-	-	-	-
General and administrative expenses	-355	-656	-2,825	-3,481	-3,836	23.5%
Selling expenses	-476	-306	-11,826	-12,132	-12,608	22.2%
Other operating results, net	450	-80	610	530	980	-1,089.9%
Management fees	-	-	-	-	-	0.0%
Profit from operations	1,171	13,656	5,225	18,881	20,052	165.2%
Share of profit of associates	13	569	-214	355	368	2,730.8%
Segment profit	1,184	14,225	5,011	19,236	20,420	169.6%

	9M 2017 (adjusted)
		Urban and Investment Properties
	Agribusiness	Argentina	Israel	Subtotal	Total
Revenues	2,666	3,111	51,030	54,141	56,807
Costs	-2,329	-575	-36,750	-37,325	-39,654
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	125	-	-	-	125
Changes in the net realizable value of agricultural produce after harvest	-87	-	-	-	-87
Gross profit	375	2,536	14,280	16,816	17,191
Gain from fair value adjustment on investment properties	329	2,449	1,021	3,470	3,799
Gain from disposal of farmlands	93	-	-	-	93
General and administrative expenses	-288	-475	-2,342	-2,817	-3,105
Selling expenses	-364	-259	-9,695	-9,954	-10,318
Other operating results, net	100	-31	-168	-199	-99
Management fees	-	-	-	-	-
Profit from operations	245	4,220	3,096	7,316	7,561
Share of (loss) / profit of associates	-2	74	-59	15	13
Segment profit	243	4,294	3,037	7,331	7,574

Agricultural Business

Period Summary

The 2018 season is developing in the region with mixed climate conditions, rising commodity prices and a competitive exchange rate mainly in Argentina. Regarding the weather, an important drought was observed in Argentina, more pronounced in the eastern part of the country, in the provinces of Entre Ríos, Santa Fe and Buenos Aires, reducing the expected production of soybean by approximately 30% and corn by 22%. Cresud mitigated part of that effect since much of its production comes from the north of the country, where the effects of the lack of water were not severe. In Brazil and Paraguay, the campaign will end with very good production and high yields due to very good weather conditions, while in Bolivia, the conditions were more adverse due to excess rainfall.

2

Commodity prices maintained a growing trend in the first nine months of the FY 2018. Soybean Chicago price reached as of March 30, 2018 USD / ton 383.89 (+10.4% var YoY) and corn price reached USD / ton 152.65 (+6.4% var YoY).

As of March 31, 2018 the harvest progress in the region was a 63% in soybean and 14% in corn.

As concerns sale of farms, in the first quarter of fiscal year 2018 we consummated the sale of “La Esmeralda” farm, located in Santa Fe, for USD 19 million. Gain from this transaction will be recorded in the fourth quarter of fiscal year 2018, upon execution of the title deed.

After the end of the quarter, our subsidiary Brasilagro has sold a fraction of 956 hectares (660 productive) of the Araucaria farm for BRL 61.6 million. The result of this sale operation will be recognized in the fourth quarter of fiscal year 2018. We expect to concrete new farmland sales in the last quarter of FY 2018.

Our Portfolio

Our portfolio under management is composed of 764,666 hectares, of which 306,974 are in operation and 457,692 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is exclusively focused on the development of lands.

Breakdown of Hectares
(Own and under Concession) (*)(**)(***)
	Productive Lands		Land Reserves
	Agricultural	Cattle / Milk	Under Development	Reserved	Total
Argentina	63,852	159,434	8,306	323,975	555,567
Brazil	47,922	16,383	7,693	67,626	139,624
Bolivia	8,858	-	-	1,017	9,875
Paraguay	7,263	3,262	2,008	47,067	59,600
Total	127,895	179,079	18,007	439,685	764,666
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle / Milk	Other	Total
Argentina	35,909(*)	12,635	-	48,544
Brazil	27,364	-	-	27,364
Total	63,273	12,635	-	75,908
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development, Transformation and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

3

During the first quarter of fiscal year 2018 we executed a preliminary agreement with an unrelated third party for the sale of the entire “La Esmeralda” farm, comprising 9,352 hectares intended for agriculture and cattle breeding, located in the District of 9 de Julio, Province of Santa Fe, Argentina. The total transaction amount was USD 19 million (USD 2,031 per hectare) of which USD 4 million (equivalent to Ps. 69) have been paid. The outstanding balance of USD 15 million will be collected as follows: USD 3 million upon execution of the title deed and surrender of possession in June 2018, and the balance (which is secured by a mortgage on the property) is payable in four equal instalments, the last one maturing in April 2022, accruing interest at 4% per annum over outstanding balances. The farm was booked at approximately ARS 52 million. The gain from the sale of “La Esmeralda” will be booked in the fourth quarter of fiscal year 2018.

In May 2018, our subsidiary Brasilagro has subscribed a purchase-sale ticket for the sale of a fraction of 956 hectares (660 productive) of the Araucaria field, located in the town of Mineiros, Brazil for a price of 1,208 bags of soybeans per hectare or BRL 61.6 million (BRL / ha 93,356). The result of this sale operation will be recognized in the fourth quarter of fiscal year 2018.

In view of this, no results from disposition of farmlands were recorded in the nine-month period of 2018, compared to a gain of ARS 93 million in the same period of 2017 resulting from the sale of “El Invierno” and “La Esperanza” farms, comprising 2,615 hectares intended for agriculture, located in the District of “Rancul”, Province of La Pampa.

in ARS million	IIIQ 18	IIIQ 17 (adjusted)	YoY Var	9M 18	9M 17 (adjusted)	YoY Var
Revenues	-	-	-	-	-	-
Costs	-2	-2	-	-9	-7	28.6%
Gross loss	-2	-2	-	-9	-7	28.6%
Net gain from fair value adjustment on investment properties	3	-	-	173	329	-47.4%
Gain from disposal of farmlands	-	21	-100.0%	-	93	-100.0%
Profit from operations	511	18	2,738.9%	673	414	62.6%
Segment profit	511	18	2,738.9%	673	414	62.6%

Profit from this segment increased by ARS 259 million, from a profit of ARS 414 million for the nine-month period of FY 2017 to a profit of ARS 673 million for the same period of FY 2018. The higher result is explained by the ARS 510 million gain from Brazil due to the spin-off of Cresca (a society with Carlos Casado owner of a farm in Paraguay) partially offset by a lower profit on the result of changes in the fair value of the farms leased to third parties in Brazil for ARS 157.5 million and the impact in 9M17 of the ARS 93 million result from the sale of "El Invierno" and "La Esperanza".

Area under Development (hectares)	Developed in 2016/2017	Projected for 2017/2018
Argentina	2,172	2,486
Brazil	9,601	6,168
Paraguay	1,553	2,008
Total	13,326	10,662

During this season we expect to transform 10,662 hectares in the region: 2,486 hectares in Argentina, 2,008 hectares in Paraguay and 6,168 hectares in Brazil which are estimated to be in production by the end of the fiscal year.

4

II)
Agricultural Production

The result of the Farming segment increased by ARS 664 million, from ARS 46 million loss during the nine month period of 2017 to ARS 618 million gain during the same period of the FY 2018.

II.a) Crops and Sugarcane

Crops

In ARS Million	IIIQ 18	IIIQ 17 (adjusted)	YoY Var	9M 18	9M 17 (adjusted)	YoY Var
Revenues	429	226	89.8%	1,339	870	53.9%
Costs	-357	-190	87.9%	-1,026	-745	37.7%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	387	95	307.4%	367	105	249.5%
Changes in the net realizable value of agricultural produce after harvest	66	-10	-	155	-87	-
Gross profit / (loss)	525	121	333.9%	835	143	483.9%
General and administrative expenses	-40	-35	14.3%	-116	-102	13.7%
Selling expenses	-75	-64	17.2%	-294	-233	26.2%
Other operating results, net	-107	88	-	-88	103	-
Profit / (loss) from operations	303	110	175.5%	337	-89	-
Share of loss of associates	11	7	57.1%	13	11	18.2%
Segment income / (loss)	314	117	168.4%	350	-78	-

Sugarcane

In ARS Million	IIIQ 18	IIIQ 17 (adjusted)	YoY Var	9M 18	9M 17 (adjusted)	YoY Var
Revenues	-2	6	-	581	241	141.1%
Costs	-2	1	-	-511	-201	154.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	-20	-14	42.9%	175	5	3,400.0%
Gross profit	-24	-7	242.9%	245	45	444.4%
General and administrative expenses	-22	-12	83.3%	-60	-33	81.8%
Selling expenses	-6	-2	200.0%	-10	-5	100.0%
Other operating results, net	5	-	-	2	-6	-
Profit from operations	-47	-21	123.8%	177	1	17,600.0%
Segment profit	-47	-21	123.8%	177	1	17,600.0%

Operations

Production Volume1)	9M 18	9M 17	9M 16	9M 15	9M 14
Corn	270,923	242,641	186,847	231,764	79,677
Soybean	58,706	17,320	26,758	57,202	72,486
Wheat	32,322	30,989	15,578	15,952	12,427
Sorghum	1,816	731	1,051	1,740	3,571
Sunflower	5,310	3,853	3,354	10,.824	5,434
Others	1,171	3,093	5,494	2,716	1,283
Total Crops (tons)	370,248	298,627	239,082	320,198	174,878
Sugarcane (tons)	912,688	580,783	877,396	680,359	520,442
(1) Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

5

Volume of	9M 18			9M 17			9M 16			9M 15			9M 14
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Corn	259.9	6.0	265.9	230.3	-	230.3	180.1	37.9	218.0	237.3	-	237.3	152.3	-	152.3
Soybean	99.4	9.7	109.1	75.2	0.7	75.9	101.1	8.8	109.9	87.1	31.0	118.1	101.0	7.4	108.4
Wheat	40.3	-	40.3	7.3	1.6	8.9	10.4	28.9	39.3	5.7	-	5.7	5.1	-	5.1
Sorghum	0.9	-	0.9	4.5	-	4.5	0.8	-	0.8	1.3	-	1.3	3.3	-	3.3
Sunflower	2.9	-	2.9	3.7	-	3.7	8.8	-	8.8	2.3	-	2.3	6.8	-	6.8
Others	1.2	-	1.2	3.6	-	3.6	3.8	-	3.8	1.4	-	1.4	5.8	0.3	6.1
Total Crops (thousands of tons)	404.6	15.7	420.3	324.6	2.3	326.9	305.0	75.6	380.6	335.1	31.0	366.1	274.3	7.7	282.0
Sugarcane (thousands of tons)	1,266.2	-	1,266.2	554.1	-	554.1	827.3	-	827.3	680.4	-	680.4	540.5	-	540.5
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

The result of the Grains activity increased ARS 428 million, from ARS 78 million loss during the nine-month period of the FY 2017 to ARS 350 million gain during the same period of the FY 2018, mainly as a result of:

● A positive variation in the holding and sales result of ARS 350.1 million originated in Argentina, as a result of the profit that took place in the current period due to the increase in the prices of corn, soybean and wheat, while in the previous period there was a loss due to the adjustment of the prices of corn and soybeans after the price peak reached at the end of June 2016;

● A higher income production result from Brazil and Argentina for ARS 285.7 million, product of:

● a positive result from soybean in Brazil, originated in a larger harvested area and higher yields and prices and;

● a gain in the expected results of corn and soybean in Argentina, determined mainly by higher prices and the increase in the exchange rate partially offset by lower yields;

● A negative variation on commodities derivatives results of ARS 196.5 million originated mainly from soybean derivatives in Argentina and Brazil.

The result of the Sugar Cane activity increased by ARS 176 million, going from a profit of ARS 1 million in the first semester of the FY 2017 to a profit of ARS 177 million in the same period of the FY 2018. This is mainly due to higher production results mainly from Brazil as a result of a larger area given the acquisition of Sao Jose field, lower costs and better prices partially offset by lower yields.

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Area in Operation - Crops (hectares) (1)	As of 03/31/18	As of 03/31/17	YoY Var
Own farms	108,866	104,986	3.7%
Leased farms	66,308	71,482	-7.2%
Farms under concession	23,551	21,100	11.6%
Own farms leased to third parties	9,533	7,651	24.6%
Total Area Assigned to Crop Production	208,258	205,219	1.5%

(1) Includes AgroUranga, Brazil and Paraguay.

The area in operation assigned to the cropsactivity increased by 1.5% as compared to the same period of the previous fiscal year, mainly due to the larger area of own farms and own farms leased to third parties.

II.b) Cattle and Dairy Production

During the past season we started raising cattle in Brazil, in addition to our cattle operations in Argentina and Paraguay.

Production Volume (1)	9M 18	9M 17	9M 16	9M 15	9M14
Cattle herd (tons)	8,692	6,484	5,881	5,926	5,723
Milking cows (tons)	196	390	399	379	424
Cattle (tons)	8,888	6,874	6,280	6,305	6,147
Milk (thousands of liters)	3,891	10,933	9,082	9,129	10,129
(1)
Includes Carnes Pampeanas and CRESCA at 50%.

Volume of	9M 18			9M 17			9M 16			9M 15			9M 14
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Cattle herd	9.3	-	9.3	6.2	-	6.2	7.2	-	7.2	7.6	-	7.6	7.7	-	7.7
Milking cows	1.4	-	1.4	0.7	-	0.7	0.4	-	0.4	0.6	-	0.6	0.3	-	0.3
Cattle (thousands of tons)	10.7	-	10.7	6.9	-	6.9	7.6	-	7.6	8.2	-	8.2	8.0	-	8.0
Milk (millions of liters)	3.9	-	3.9	10.4	-	10.4	12.0	-	12.0	13.0	-	13.0	14.0	-	14.0
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS million	IIIQ 18	IIIQ 17 (adjusted)	YoY Var	9M 18	9M 17 (adjusted)	YoY Var
Revenues	54	55	-1.8%	238	188	26.6%
Costs	-49	-49	0.0%	-203	-153	32.7%
Initial recognition and changes in the fair value of biological assets and agricultural produce	44	13	238.5%	53	20	165.0%
Gross profit	49	19	157.9%	88	55	60.0%
Profit from operations	31	5	520.0%	27	7	285.7%
Profit from the segment	31	5	520.0%	27	7	285.7%

During the nine-month period of FY 2018, we observed a result of ARS 20 million higher than in the same period of FY 2017. This is mainly due to a greater gain on the holding result originated in Brazil. The cattle stock as of March 31, 2018, excluding the diary activity that ceased in December 2017, increased by 27.6% (from 77 thousand to 98 thousand heads).

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Area in operation – Cattle (hectares) (1)	As of 03/31/18	As of 03/31/17	YoY Var
Own farms	92,605	88,430	4.7%
Leased farms	12,635	12,635	0.0%
Farms under concession	1,404	1,451	-3.2%
Own farms leased to third parties	70	70	0.0%
Total Area Assigned to Cattle Production	106,714	102,586	4.0%
(1) Includes AgroUranga, Brazil and Paraguay.

Stock of Cattle Heard	As of 03/31/18	As of 03/31/17	YoY Var
Breeding stock	87,068	67,374	29.2%
Winter grazing stock	11,150	9,584	16.3%
Milk farm stock	386	4,184	-90.8%
Total Stock (heads)	98,604	81,142	21.5%

Dairy

In ARS million	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	8	16	-50.0%	85	67	26.9%
Costs	-5	-15	-66.7%	-60	-63	-4.8%
Gross profit / (Loss)	-	-4	-100.0%	10	-1	-
Profit / (Loss) from operations	-	-5	-100.0%	3	-8	-
Profit / (Loss) from the segment	-	-5	-100.0%	3	-8	-

In December 2017 we decided to discontinue our dairy activity developed in the farm “El Tigre” in Argentina due to the adverse conditions of the sector. The result of the activity increased by ARS 11 million, going from a loss of ARS 8 million for the nine-month of the FY 2017 to a gain of ARS 3 million for the same period of the FY 2018. This was mainly due to the sale of the milking cows farm as a result of the ending of the activity.

Milk Production	As of 03/31/18	As of 03/31/17	YoY Var
Daily average milking cows (heads)	880	1,557	-43.5%
Milk Production / Milking Cow / Day (liters)	24.55	24.76	-0.8%

Area in Operation – Dairy (hectares)	As of 03/31/18	As of 03/31/17	YoY Var
Own farms	-	2,273	-100.0%

II.c) Agricultural Rental and Services

in ARS million	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	33	12	175.0%	79	42	88.1%
Costs	-5	7	-	-7	-5	40.0%
Gross profit	28	19	47.4%	72	37	94.6%
Profit from operations	24	18	33.3%	61	32	90.6%
Segment profit	24	18	33.3%	61	32	90.6%

Profit from this segment for the nine months of 2018 increased 90.6% as compared to the same period of the previous fiscal year, mainly due to an increase in leased hectares in Fazenda Jatobá and the addition of Fazenda Sao José in the first quarter of fiscal year 2018, boosted by the variation in the exchange rate.

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III) Other Segments

We include within "Others" the results coming from our Agroindustrial activity, developed in our refrigeration plant in La Pampa and our investment in FyO.

The result of the “Others” segment increased by ARS 15 million, going from a loss of ARS 59 million for the nine months of fiscal year 2017 to a loss of ARS 44 million for the same period of 2018, mainly explained by

●
lower losses of ARS 9.3 million of our agro-industrial business due to an increase in sales to the foreign and domestic markets originated by the increase in slaughter levels and prices, higher reimbursements for exports and controlled costs and,

●
a positive result of our subsidiary Futures and Options (FyO) for ARS 2.5 million, mainly originated by the increase in the price of Agrofy shares, a company that continues to grow in Argentina as the main agricultural online platform.

IV) Corporate Segment

The result of the segment increased by ARS 3 million, going from a loss of ARS 66 million in the nine-month period of FY 2017 to a loss of ARS 63 million for the same period of FY 2018. This variation corresponds to an increase of the corporate administration expenses due to the inflationary context compensated with a 44% drop in the directors' fees.

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Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2017, our direct and indirect equity interest in IRSA was 63.38% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S.A.

Consolidated Results

In ARS Million	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	22.655	18.370	23,3%	65.696	55.201	19,0%
Profit from operations	3.247	895	262,8%	18.672	7.059	164,5%
Depreciation and amortization	1.458	2.374	-38,6%	4.085	3.530	15,7%
EBITDA	4.705	3.269	43,9%	22.757	10.589	114,9%
Net gain from fair value adjustment on investment properties	-1.280	428	-	-12.777	-3.287	288,7%
Adjusted EBITDA	3.425	3.697	-7,4%	9.980	7.302	36,7%
Profit for the period	955	-20	-	11.225	6.743	66,5%
Attributable to controlling company’s shareholders	983	236	316,5%	9.340	4.018	132,5%
Attributable to non-controlling interest	-28	-256	-89,1%	1.885	2.725	-30,8%

Consolidated revenues from sales, leases and services increased by 19.0% during the nine-month period of FY2018 compared to the same period of FY2017, whereas adjusted EBITDA, which excludes the effect of the net gain from fair value adjustment not realized of investment properties, reached Ps. 9,980 million, 36.7% higher than in the same period of 2017.

Operations Center in Argentina

	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	1,309	1,026	27.6%	3,902	3,111	25.4%
Profit from operations	1,765	-226	-	13,656	4,220	223.6%
Depreciation and amortization	23	26	-11.5%	46	34	35.3%
EBITDA	1,788	-200	-	13,702	4,254	222.1%
Net gain from fair value adjustment on investment properties	-875	874	-	-11,323	-2,330	386.0%
Adjusted EBITDA	913	674	35.5%	2,379	1,924	23.6%

Operations Center in Israel

	IIIQ 18	IIIQ 17	YoY Var	9M 18	9M 17	YoY Var
Revenues	20,937	17,009	23,1%	60,558	51,030	18,7%
Profit from operations	1,037	540	92,0%	5,225	3,096	68,8%
Depreciation and amortization	1,440	2,348	-38,7%	4,039	3,496	15,5%
EBITDA	2,477	2,888	-14,2%	9,264	6,592	40,5%
Net gain from fair value adjustment on investment properties	-225	-48	368,8%	-1,375	-1,021	34,7%
Adjusted EBITDA	2,252	2,840	-20,7%	7,889	5,571	41,6%

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Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (2)	Interest Rate	Maturity
Bank overdrafts	ARS	0.7	Variable	< 30 days
Cresud 2018 NCN, Series XIV (1)	USD	16.0	1.500%	22-May-18
Cresud 2018 NCN, Series XVI (1)	USD	109.1	1.500%	19-Nov-18
Cresud 2019 NCN, Series XVIII (1)	USD	33.7	4.00%	12-Sep-19
Cresud 2019 NCN, Series XXII (1)	USD	22.7	4.00%	1-Aug-19
Cresud 2023 NCN, Series XXIII	USD	113.2	6.50%	16-Feb-23
Other debt (USD)	-	144.5	-	-
CRESUD’s Total Debt (3)		439.9
Debt repurchase		39.1
Cash and cash equivalents (3)		74,7
Total Net Debt		326.1
Brasilagro’s Total Net Debt		12.5

(1)Excludes repurchases
(2)Principal amount stated in USD (million) at an exchange rate of 20.149 ARS/USD, 6.96 BOB/USD and 3.25 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3)Does not include Carnes Pampeanas nor FyO

On February 8, we have issued a bond in the local market for the sum of USD 113 million at a fixed rate of 6.5% maturing in 2023. The funds will be used to cancel existing liabilities.

Urban Properties and Investments Business

Operations Center in Argentina

Financial Debt as of March 31, 2018:

Description	Currency	Amount (1)
IRSA’s Total Debt	USD	347.3
IRSA’s Cash & Cash Equivalents+Investments(2)	USD	1.9
IRSA’s Net Debt	USD	345.4
IRSA CP’s Total Debt	USD	538.9
Cash & Cash Equivalents+Investments (3)	USD	333.7
IRSA CP’s Total Net Debt	USD	205.2

(1) Principal amount in USD (million) at an exchange rate of ARS 18.65/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)“IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents + IRSA’s Investments in current and non-current financial assets.
(3)“IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash & Cash Equivalents + Investments in current financial assets and our holding in TGLT’s bond.

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Operations Center in Israel

Net Financial Debt (USD million)

Debt(1)	Amount
IDBD	737
DIC	963

(1)
Net Debt as of December 31, 2017 according to the companies Separate Statutory Financial Statements.

On September 28, 2017, DIC made a partial swap offer to the holders of series F bonds, proposing them to exchange such bonds for series J bonds. Series J has substantially different terms from those applicable to series F;therefore, a payment for series F was booked, and a new financial commitment at fair value was recorded in respect of series J. In addition, the previous debt (series F) had been recorded as of October 11, 2015 (IDBD’s consolidation date) at its listing value as of such date with a discount over par. As a result of this swap, DIC recorded a loss equal to the difference between the amount repaid and the amount of the new debt, for approximately NIS 461 million (equivalent to approximately ARS 2,228 million as of such date) which was included under “Financial costs”.

Comparative Summary Consolidated Balance Sheet Data

In ARS Million	Mar-18	Mar-17
Current assets	89,865	58,153
Non-current assets	205,393	155,650
Total assets	295,258	213,803
Current liabilities	59,493	43,845
Non-current liabilities	173,914	123,474
Total liabilities	233,407	167,319
Total equity and reserves attributable to equity holders of the parent	19,271	16,730
Third party interest (or non-controlling interest)	42,580	29,754
Shareholders’ equity	61,851	46,484
Total liabilities plus third party interests (or non-controlling interest) plus Shareholders’ Equity	295,258	213,803

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Comparative Summary Consolidated Statement of Income Data

In ARS Million	9MFY2018	9MFY2017
Gross profit	22,304	17,118
Profit from operations	19,320	7,065
Share of profit / (loss) of associates and joint ventures	679	131
Profit before financial results and income tax	19,999	7,196
Financial results, net	(9,686)	(2,590)
Profit before income tax	10,313	4,606
Income Tax	104	(1,146)
Profit from continued operations	10,417	3,460
Profit from discontinued operations after tax	187	3,056
Profit for the period	10,604	6,516
Controlling company’s shareholders	4,796	2,242
Non-controlling interest	5,808	4,274

Profit for the period	10,604	6,516
Other comprehensive (loss) / income for the period (1)	3,270	3,348
Total comprehensive (loss) / income for the period	13,874	9,864
Controlling company’s shareholders	5,094	3,203
Non-controlling interest	8,780	6,661
(1) Mainly due to translation differences

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS Million	9MFY2018	9MFY2017
Net cash generated by operating activities	8,973	6,051
Net cash (used in) generated by investing activities	-8,998	794
Net cash generated by financing activities	7,019	940
Total cash generated during the period	6,994	7,785

Ratios

In ARS Million	Mar-18	Mar-17
Liquidity (1)	1.51	1.33
Solvency (2)	0.26	0.28
Restricted assets (3)	0.70	0.73
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity / Total Liabilities
(3) Non-current Assets / Total Assets 13
Material events of the quarter and subsequent events

February 2018: Share Repurchase Plan

On February 22, 2018, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Comisión Nacional de Valores.

(i) Maximum amount of the investment: Up to ARS 500,000,000.
(ii) Maximum number of shares to be acquired: Up to 5% of the capital stock of the Company, as established by the applicable argentine laws and regulation, in the form of common shares or American Depositary Shares, percentage that is within the maximum limit of 10% of the Company's capital stock, in accordance with the provisions of the applicable regulations.
(iii) Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.
(iv) Payable Price: Up to ARS 50 per Share and up to USD 25 per ADS. The maximum price could be modified by the Board of Directors, after proper communication to the market.
(v) Period in which the acquisitions will take place: until August 30, 2018
(vi) Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such a decision, the Board of Directors has taken into account that there is a notable difference between the fair value of the assets of the Company, determined by independent appraisers, and the market price of the shares on the market, which does not reflect the value or economic reality that they have today, resulting in detriment of the interests of the shareholders of the Company.

During the nine-month period ended March 31, 2018, the Company acquired 1,565,765 ordinary shares (V.N. ARS 1 per share) for a total of Ps. 66.99 million and 270,884 ADRs (representing 2,708,840 ordinary shares) for a total of US $ 5.65 million, completing the terms and conditions of the share repurchase plan.

Febrero 2018: Spin Off CRESCA S.A.

In February 2018, the spin-off of the company CRESCA S.A., owner of a field of 116,894 hectares in Paraguay whose social capital was held by Brasilagro in a 50% and by Carlos Casado in the remaining 50%, was consummated. As a result of the spin-off, Brasilagro became the owner of 100% of the capital and the votes of Morotí Agropecuaria S.A., resulting company of the spin-off and owner of 59,600 hectares of that farm.

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Prospects for the next quarter

We expect a 2018 campaign with agricultural productive results in line with those observed in 2017, average yields and controlled costs. In Argentina, an important drought was observed, more pronounced in the eastern part of the country, in the provinces of Entre Ríos, Santa Fe and Buenos Aires, reducing the expected production of soybean by 30% and corn by 22%. Cresud mitigated part of that effect since much of its production comes from the north of the country, where the effects of the lack of water were not severe. In Brazil and Paraguay, the campaign will end with very good production and high yields due to very good weather conditions, while in Bolivia, the conditions were more adverse due to excess rainfall.

In relation to the cattle activity, we will continue to focus our production in our own farms, mainly in the Northwest of the country controlling costs and with stabilized prices.

In terms of sales and land development, we hope to have the permits to increase the area under development since we have a large area of land reserves in the region with agricultural and / or cattle potential while we will continue selling the farms that have reached their maximum level of appreciation. We hope to be able to concrete new farmland sales during the last quarter of 2018.

In relation to our segment of urban properties and investments, we expect the real estate businesses from our subsidiary IRSA to maintain the solidity they demonstrated in the first nine months of the year in their two operations centers: Argentina and Israel.

We believe that companies like Cresud, with many years of experience and great knowledge of the sector, will have excellent opportunities to take advantage of the best opportunities in the market, especially considering that our main job is to produce food for a world population that grows and demands it.

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Appendix: Argentine Tax reform: Main impacts

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax gradually would be reduced to 30% for fiscal periods commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal periods commencing after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these Financial Statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others.

At the date of presentation of these financial statements, many aspects are pending of regulation by the National Executive Power.

USA Tax reform: Main impacts

In December 2017, a bill was passed to reform the federal taxation law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. It has impact on certain subsidiaries of the Group in the United States.

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